Exhibit 99.1

WI-LAN INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2012

MARCH 7, 2013

Table of Contents

Forward-Looking and Other Statements	3
General Matters	3
Glossary of Certain Terms	4

1. Corporate Structure	6
2. General Development of the Business	6
Summary	6
3 Year History: Fiscal 2010 (January 1, 2010 to December 31, 2010)	7
3 Year History: Fiscal 2011 (January 1, 2011 to December 31, 2011)	8
3 Year History: Fiscal 2012 and Recent Developments (January 1, 2012 to March 7, 2013)	10
3. Description of the Business	12
Employees	15
Risk Factors	15
4. Dividends	29
5. Capital Structure	29
Common Shares	30
Special Preferred Shares	30
Preferred Shares	30
Debentures	30
Shareholder Rights Plan	31
6. Market for Securities	32
Trading Price and Volume of Common Shares	32
Trading Price and Volume of Debentures	32
7. Directors and Officers	33
Directors	33
Executive Officers	34
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	36
8. Audit Committee Information	36
Audit Committee Charter	36
Composition	36
Education and Experience	36
Pre-approval of Non-audit Services	37
9. Legal Proceedings	38
10. Interests in Material Transactions	40
11. Transfer Agent and Registrar	40
12. Material Contracts	40
13. Interests of Experts	40
14. Additional Information	41

Appendix “A” – Wi-LAN Inc. - Audit Committee Mandate	42

Forward-Looking and Other Statements

All statements, other than statements of historical facts, included in this Annual Information Form regarding the strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of Wi-LAN Inc. (“WiLAN” or the “Company”) and its management are forward-looking statements. When used in this Annual Information Form, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. WiLAN cannot guarantee that the Company will actually achieve the plans, intentions or expectations disclosed in any of these forward-looking statements or statements of “belief” and undue reliance should not be placed on any such forward-looking statements or statements of “belief”.

All forward-looking statements and statements of “belief” contained in this Annual Information Form are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under “Risk Factors” and in other sections of this Annual Information Form. These factors and the other cautionary statements made in this Annual Information Form should be read as being applicable to all related forward-looking statements and statements of “belief” wherever they appear in this Annual Information Form.

Any forward-looking statements and statements of “belief” represent the Company’s estimates as of the date of this Annual Information Form only and should not be relied upon as representing WiLAN’s estimates as of any subsequent date. The Company assumes no responsibility for the accuracy and completeness of any forward-looking statements and statements of “belief” and, except as required by law, WiLAN does not assume any obligation to update any forward-looking statements or statements of “belief”. The Company disclaims any intention or obligation to update or revise any forward-looking statements or statements of “belief”, whether as a result of new information, future events or otherwise.

General Matters

Market data and industry forecasts used in this Annual Information Form were obtained from various publicly available sources. Although WiLAN believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified.

“Wi-LAN” and “WiLAN” are the Company’s trade names and “Wi-LAN” is a registered trade-mark in Canada and the United States. This Annual Information Form also includes references to trade names and trade-marks of other companies, which trade names and trade-marks are the properties of their respective owners.

In this Annual Information Form, references to “Common Shares” relate to common shares in the capital of WiLAN and references to the “Board” relate to the Company’s Board of Directors.

Unless otherwise indicated, all financial information in this Annual Information Form is reported in Canadian dollars.

Glossary of Certain Terms

In addition to the terms defined in the body of this Annual Information Form, the following terms used in this Annual Information Form have the meanings set forth below unless otherwise specified.

“088 patent” means U.S. patent number 6,240,088.

“222 patent” means U.S. patent number 5,282,222.

“323 patent” means U.S. patent number 5,956,323.

“326 patent” means U.S. patent number 6,088,326.

“369 patent” means U.S. patent number 5,515,369.

“402 patent” means U.S. patent number 5,828,402.

“759 patent” means U.S. patent number 6,549,759.

“802 patent” means U.S. patent number RE37,802.

“969 patent” means U.S. patent number 6,232,969.

“ADSL” stands for “asymmetric digital subscriber line” and represents a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring.

“Bluetooth” is a wireless protocol for exchanging data over short distances between fixed and mobile devices.

“CAFC” means the U.S. Court of Appeal for the Federal Circuit.

“CBCA” means the Canada Business Corporations Act.

“CDMA” means “code division multiple access”, a cellular telecommunications specification.

“DOCSIS” stands for “data over cable service interface specifications” and represents a standards-based access technology that provides broadband Internet access over cable networks.

“EDTX Court” means the U.S. District Court for the Eastern District of Texas.

“Gladios” means Gladios, IP Inc., a corporation existing under the General Corporation Law of the State of Delaware.

“IEEE” means the Institute of Electrical and Electronics Engineers, Inc.

“LTE” stands for “long term evolution” and represents a high performance air interface for cellular mobile communications systems designed to increase the capacity and speed of mobile telephone networks.

“NASDAQ” means the NASDAQ Global Select Market.

“NDCAL Court” means the U.S. District Court for the Northern District of California.

“SDFL Court” means the U.S. District Court for the Southern District of Florida.

“SDNY Court” means the U.S. District Court for the Southern District of New York.

“SEC” means the U.S. Securities and Exchange Commission.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“USPTO” means the U.S. Patent and Trademark Office.

“V-Chip” is a technology that permits the blocking of television programs at a digital television receiver (such as a digital television, multi-media equipped personal computer or digital set-top box) by viewers based on ratings information carried on the digital television signal.

“Wi-Fi” is the underlying technology of wireless local area networks based on various IEEE 802.11 specifications.

“WiLAN Canada” means Wi-LAN Canada Inc., a corporation existing under the CBCA.

“WiLAN Hong Kong” means Wi-LAN International Hong Kong Inc., a corporation existing under the CBCA.

“WiLAN International” means Wi-LAN International Inc., a corporation existing under the CBCA.

“WiLAN Japan” means Wi-LAN International Japan Inc., a corporation existing under the CBCA.

“WiLAN Taiwan” means Wi-LAN International Taiwan Inc., a corporation existing under the CBCA.

“WiLAN Technologies” means Wi-LAN Technologies Inc., a corporation existing under the General Corporation Law of the State of Delaware.

“WiLAN USA” means Wi-LAN USA, Inc., a corporation existing under the Florida Business Corporation Act.

“WiMAX” means “worldwide interoperability for microwave access”, a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications.

1.	Corporate Structure

WiLAN was continued as a corporation under the CBCA on August 2, 2007 and was amalgamated with three of its wholly-owned subsidiaries, Wi-LAN V-Chip Corp., Wi-LAN Technologies Corporation and 7248091 Canada Inc. under the CBCA on October 1, 2009.

The Company was originally incorporated under the Business Corporations Act (Alberta) as 529144 Alberta Ltd. on May 14, 1992 and amended its articles of incorporation to change its name to “Wi-LAN Inc.” on October 29, 1992. On October 3, 1994, WiLAN amended its articles to remove the prohibition on inviting the public to subscribe for the Company’s securities and, on March 24, 1998, amended its articles to remove its remaining private company restrictions and to reorganize its share capital.

WiLAN has six significant directly wholly-owned subsidiaries, WiLAN Canada, WiLAN International, WiLAN Hong Kong, WiLAN Japan and WiLAN Taiwan, each of which is incorporated under the CBCA and WiLAN Technologies incorporated under the General Corporation Law of the State of Delaware. The Company also has two significant indirectly wholly-owned subsidiaries WiLAN USA incorporated under the Florida Business Corporation Act and Gladios incorporated under the General Corporation Law of the State of Delaware.

Unless otherwise indicated in this Annual Information Form, all references to “WiLAN” or the “Company” in this Annual Information Form include all of the subsidiaries of Wi-LAN Inc. including, without limitation, WiLAN Canada, WiLAN International, WiLAN Hong Kong, WiLAN Japan, WiLAN Taiwan, WiLAN Technologies, WiLAN USA and Gladios.

WiLAN’s head and registered office is located at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1. The Company maintains a website at www.wilan.com; the information on which website is not and should not be considered part of, or incorporated by reference into, this Annual Information Form.

2.	General Development of the Business

Summary

WiLAN is a leading technology innovation and licensing company. Through both internal research and development and acquisitions from third parties, the Company has acquired intellectual property in the form of patents and patent applications in many different countries that has been licensed to more than 260 companies in telecommunications and consumer electronics markets around the world.

WiLAN was founded in 1992 as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented by the Company’s founding team and engineers led to the commercialization of advanced broadband wireless equipment more than a decade ago. WiLAN’s patented V-Chip technology was also developed and commercialized over a decade ago.

The Company continues to conduct ongoing technology research with a focus on commercializing inventions in next-generation wireless communication systems. WiLAN’s current major research initiative involves optimizing the transport of multimedia data traffic through the radio access network infrastructure primarily in relation to LTE technologies.

In its licensing business, the Company has signed licenses with companies that sell products utilizing technologies including: CDMA; Wi-Fi; WiMAX; LTE; ADSL; DOCSIS; Bluetooth; and V-Chip.

More than 260 companies have licensed various WiLAN technologies including AmTRAN Technology Co., Ltd., ASUSTeK Computer Inc., Atheros Communications, Inc. (“Atheros”), Broadcom Corporation (“Broadcom”), Cisco Systems Inc. (“Cisco”), Fujitsu Microelectronics America, Inc. and its affiliates (“Fujitsu”), Infineon Technologies AG (“Infineon”), Intel Corporation (“Intel”), LG Electronics, Inc. (“LG”), Marvell Semiconductor, Inc. (“Marvell”), Matsushita Electric Industrial Co., Ltd. (“Matsushita”), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Nikon Corporation, Research In Motion Corporation, Samsung Electronics Co., Ltd. (“Samsung”) and Sharp Corporation.

3 Year History: Fiscal 2010 (January 1, 2010 to December 31, 2010)

On January 19, 2010, WiLAN announced that it had commenced an action against LG and LG Electronics U.S.A., Inc. (collectively, “LGE”) in an action (the “V-Chip Case”) before the SDNY Court. The Company has claimed that LGE has breached its contract with WiLAN and infringed its 402 patent with respect to televisions sold by LGE in the U.S.

In January 2010, the Company learned that TELUS Corporation and TELUS Communications Inc. (collectively, “TELUS”) had filed a claim in the Court of Queen’s Bench in Calgary, Alberta in April 2009 against WiLAN, Dr. Michel Fattouche and Dr. Hatim Zaghloul regarding the ownership of several patents including, amongst others, the Company’s 222 patent and 802 patent. On April 21, 2010, WiLAN announced that it had signed a final agreement with TELUS to settle this action. As part of this final settlement, TELUS sold any rights it may have had in certain patents to the Company in exchange for a one-time payment which WiLAN viewed as not being material.

On April 8, 2010, WiLAN announced that it had filed claims against 19 major companies including Acer Inc. (“Acer”), Apple Inc. (“Apple”), Atheros, Broadcom, Dell Inc. (“Dell”), Gateway, Inc. (“Gateway”), Hewlett-Packard Company (“Hewlett-Packard”), Intel, Marvell, Sony Corporation (“Sony”), Texas Instruments Incorporated (“Texas Instruments”) and Toshiba Corporation (“Toshiba”) in the EDTX Court. The Company claimed that these companies infringed its 369 patent by making and/or selling various products that use technology derived from this patent relating to Bluetooth technology. In June 2010, WiLAN added AliphCom, CSR plc and SiRF Technology, Inc. as defendants to this action. The Company has settled this action as against all defendants.

On June 4, 2010, WiLAN announced two new independent directors, Messrs. W. Paul McCarten and Jim Roche, had been elected by its shareholders to the Board at the Company’s June 3, 2010 annual and special meeting of shareholders.

On October 5, 2010, WiLAN announced that it had filed claims against 11 major companies including Alcatel-Lucent USA Inc. (“Alcatel-Lucent”), Ericsson Inc. (“Ericsson”), Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and LGE in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe its 326 patent as well as its U.S. patent numbers 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. This action was settled as against LGE in December 2010 and a trial against the remaining defendants is currently scheduled for April 8, 2013.

In November 2010, WiLAN announced it had entered into an agreement with a syndicate of underwriters led by Paradigm Capital Inc. and Wellington West Capital Markets Inc., and including CIBC World Markets Inc. and Fraser Mackenzie Limited, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 5,000,000 Common Shares at a price of $4.35 per share with an option to purchase an additional 625,000 Common Shares. The Company announced the closing of this transaction on December 17, 2010 for net cash proceeds of $20,457,000 (gross proceeds of $21,750,000) and the closing of the underwriters’ option on December 22, 2010 for net cash proceeds of $481,000 (gross proceeds of $506,000).

During fiscal 2010, WiLAN entered into license agreements with 28 entities including Conexant Systems, Inc., LG and Sharp Corporation.

During its 2010 fiscal year, the Company increased the size of its patent portfolio to over 970 patents and applications through acquisitions and research and development.

3 Year History: Fiscal 2011 (January 1, 2011 to December 31, 2011)

Between January 14, 2011 and April 26, 2011, WiLAN announced that it had settled all matters at issue against all remaining defendants in the following litigations:

•

two separate actions originally filed by the Company in October 2007 against 22 major companies including Acer, Apple, Dell, Gateway, Hewlett-Packard, Intel, Sony, Texas Instruments and Toshiba in the EDTX Court relating to the defendants’ infringement of the 222 patent, the 802 patent and WiLAN’s 323 patent and 759 patent in laptop computers and computer routers;

•

the action originally filed by the Company in June 2008 against Research In Motion Corporation, Research In Motion, Ltd., Motorola, Inc., UTStarcom, Inc., LG, LG Electronics Mobilecomm U.S.A., Inc. and Personal Communications Devices LLC in the EDTX Court relating to the defendants’ infringement of the 222 patent and the 802 patent in mobile handheld devices and other equipment; and

•	an action originally filed by Intel in the NDCAL Court in September 2008, seeking a declaratory judgment that 18 of WiLAN’s U.S. patents were invalid.

In January 2011, the Company announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. and including Paradigm Capital Inc., Wellington West Capital Markets Inc., Canaccord Genuity Corp., Fraser Mackenzie Limited and NCP Northland Capital Partners Inc., pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 11,400,000 Common Shares at a price of $6.60 per share with an option to purchase an additional 1,140,000 Common Shares. WiLAN announced the closing of this transaction on February 4, 2011 for net cash proceeds of $71,278,000 (gross proceeds of $75,240,000).

On April 27, 2011, the Company announced that it had filed an application to list the Common Shares on the NASDAQ, which listing became effective on June 1, 2011.

On June 10, 2011, WiLAN announced that it would partner with Poynt Corporation (“Poynt”) to assist Poynt in licensing its portfolio of internet advertising technology patents through Gladios.

On June 13, 2011, the Company announced that it would partner with 01 Communique Laboratory Inc. (“01 Communique”) to assist 01 Communique in licensing its portfolio of remote access technology patents through Gladios.

On August 2, 2011, WiLAN announced that U.S. Magistrate Judge Peck had made certain non-binding recommendations to U.S. District Court Judge Kaplan in the V-Chip Case with respect to certain summary judgment motions made by LGE and the Company including recommending that a determination of non-infringement by LGE be made with respect to the 402 patent. WiLAN confirmed it would object to this recommendation which it did in August 2011.

On August 17, 2011, the Company announced its intention to make an all cash take-over offer (the “MOSAID Offer”) to the shareholders of MOSAID Technologies Incorporated (“MOSAID”) to purchase all of the outstanding MOSAID common shares (the “MOSAID Shares”) at a price of $38.00 per MOSAID Share for aggregate consideration of approximately $480 million. Between August 17, 2011 and October 19, 2011, WiLAN increased the MOSAID Offer to $42.00 per MOSAID Share before announcing on October 31, 2011 that it would let the MOSAID Offer.

On August 17, 2011, the Company also announced that it had entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and CIBC World Markets Inc. and including Paradigm Capital Inc., National Bank Financial Inc., Fraser Mackenzie Limited and NCP Northland Capital Partners Inc., pursuant to which the underwriters agreed to purchase, on a bought-deal basis, extendible convertible unsecured subordinated WiLAN debentures (“Debentures”) having an aggregate principal amount of $200 million with an option to purchase an additional $30 million principal amount of Debentures. The Debentures were issued and sold to assist in financing part of the Company’s offer to purchase the MOSAID Shares. WiLAN announced the closing of this bought deal on September 8, 2011 (with the additional option closing on September 12, 2011) for aggregate net cash proceeds of $224 million (gross proceeds of $230 million).

On September 1, 2011, the Company filed claims against Apple, Alcatel-Lucent, Dell, Hewlett-Packard, HTC America, Inc., Kyocera International, Inc., Kyocera Communications, Inc., Novatel Wireless, Inc. and Sierra Wireless America, Inc. (“Sierra Wireless”) in the EDTX Court (the “2011 Wireless Action”). WiLAN has claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various wireless communications products including modems, personal computers and mobile phones that use technology derived from these patents which relate to CDMA, HSPA, Wi-Fi and LTE technologies. This action has been consolidated with another action and the trial date for the consolidated actions is currently set for October 7, 2013.

On November 10, 2011, the Company announced that the USPTO had confirmed the validity of all key claims in the 759 patent and also allowed more than 100 new claims in that patent following an inter partes re-examination originally requested by Intel and Broadcom.

On November 11, 2011, WiLAN announced that the Board had approved the adoption of a repurchase program pursuant to which the Company expected to purchase up to 5% of its outstanding Debentures (or Debentures having a principal amount of up to $11,500,000) between November 15, 2011 and January 31, 2012 through a normal course issuer bid over the TSX.

On November 12, 2011, WiLAN announced that it had acquired a global portfolio of more than 1,400 patents and patent applications related to digital television and video display technologies from an international consumer electronics manufacturer for US$8 million.

On December 9, 2011, the Company announced that the Board had approved the adoption of a share repurchase program pursuant to which WiLAN expected to purchase up to 5% of its outstanding Common Shares (or up to 6,183,347 Common Shares) between December 14, 2011 and March 3, 2012 through a normal course issuer bid over the TSX.

During fiscal 2011, the Company entered into license agreements with 20 entities including Atheros, Broadcom, Intel, Marvell, Motorola Mobility Holdings Inc. and Motorola Solutions, Inc.

During its 2011 fiscal year, WiLAN increased the size of its patent portfolio to over 3,000 patents and applications through acquisitions and research and development.

3 Year History: Fiscal 2012 and Recent Developments (January 1, 2012 to March 7, 2013)

On January 19, 2012, the Company announced that it would repay and retire the Debentures in accordance with their terms upon maturity on January 31, 2012.

On January 23, 2012, WiLAN filed claims against Research In Motion Limited and Research In Motion Corporation (collectively, “RIM”) before the SDFL Court. The Company has claimed that these companies have infringed and continue to infringe the 369 patent and WiLAN’s 088 patent and 969 patent by making and/or selling various wireless communications products. The trial date for this action is currently set for February 24, 2014.

On February 1, 2012, the Company announced that Mr. Paul McCarten, an independent member of the Board, had been appointed Chairman of the Board effective immediately. WiLAN also announced that it had entered into a new five-year compensation agreement with its President & Chief Executive Officer, James Skippen.

On March 8, 2012, the Company announced that U.S. District Court Judge Kaplan of the SDNY Court had adopted most of U.S. Magistrate Judge Peck’s recommendations in the V-Chip Case, ruling that LGE did not infringe the 402 patent on a claim construction issue, and granted LGE’s motion for summary judgment against the Company. WiLAN appealed this decision to the CAFC and presented its oral argument to the CAFC on December 5, 2012. On December 11, 2012, the Company announced that the CAFC had affirmed the lower court decision.

On April 4, 2012, WiLAN announced that the USPTO had confirmed the validity of all claims in the 402 patent and also allowed more than 30 new claims following an ex parte re-examination requested by a third party.

On June 6, 2012, the Company announced that 01 Communique and WiLAN had signed a settlement and patent license agreement with Bomgar Corporation (“Bomgar”) settling all litigation among the parties and provides Bomgar with a license to certain 01 Communique patents.

On July 17, 2012, the Company announced that it had acquired a global portfolio of more than 40 patents and applications from Siemens AG related to telecommunication network management and mobile multimedia.

On September 17, 2012, WiLAN announced that the EDTX Court had consolidated the 2011 Wireless Action with another action filed by the Company against HTC. The trial date for the consolidated actions is currently set for October 7, 2013.

On September 19, 2012, WiLAN announced that it had entered into a multi-year exclusive license agreement with SENSIO Technologies Inc. (“SENSIO”) granting the Company with all rights to license certain SENSIO patents relating to 3D technologies for digital displays and associated with SENSIO S2D Switch technology.

On October 1, 2012, WiLAN announced that it had acquired a global portfolio of more than 150 patents and patent applications relating to 4G infrastructure and handsets from Alvarion Ltd. for up to US$19 million.

On October 3, 2012, the Company announced that General Patent Corporation (“GPC”) and WiLAN had agreed to a new venture focusing on patent acquisition and monetization and had settled the litigation between the parties commenced in the SDNY Court by GPC in October, 2011.

Between October 2, 2012 and December 11, 2012, the Company announced that it had initiated the following matters:

•

two separate actions commenced on October 2, 2012 in the SDFL Court against Alcatel-Lucent, Ericsson and Telefonaktiebolaget LM Ericsson (“LME”) claiming infringement of WiLAN’s U.S. patent numbers 8,229,437, 8,027,298 and 8,249,014 related to LTE technologies – a trial against Ericsson and LME in this matter is currently scheduled for July 15, 2013 and a trial against Alcatel-Lucent in this matter is currently scheduled for April 24, 2014;

•

two separate actions commenced on October 2, 2012 in the SDFL Court against LGE and Toshiba claiming infringement of the Company’s U.S. patent numbers 6,359,654 and 7,034,889 related to digital TV and display technology – a trial against Toshiba in this matter is currently scheduled for October 7, 2013;

•

an action against Hon Hai Precision Industry Co. Ltd. (“Hon Hai”) on October 1, 2012 in Florida State Court concerning Hon Hai’s failure to report sales and revenues as required under a previously signed license agreement, in response to which WiLAN understands Hon Hai filed an action in the SDNY Court requesting a declaration that it does not infringe the 402 patent and that the 402 patent is invalid;

•

five separate actions commenced on December 6, 2012 claiming patent infringement against Apple, HTC and Sierra Wireless, of which three actions were filed in the SDFL Court claiming infringement of the Company’s U.S. patent numbers 8,315,640 and 8,311,040 related to LTE technologies and two were filed in the EDTX Court claiming infringement of WiLAN’s U.S. Patent No. 6,381,211 related to 3G HSPA handset products; and

•

an action commenced on December 10, 2012 in the SDFL Court against RIM claiming infringement of the Company’s U.S. Patent No. 6,260,168 related to Bluetooth technologies – a trial in this matter is currently scheduled for November 11, 2013.

On January 29, 2013, WiLAN announced that it would partner with British Telecommunications Plc (“BT”) to assist BT in licensing certain digital rights management related patents and other patents through Gladios.

On February 13, 2013, the Company announced that it would partner with Espial Group Inc. (“Espial”) to assist Espial in licensing its portfolio of video over IP related patents through Gladios.

During fiscal 2012 and to date in fiscal 2013, WiLAN has entered into new or renewed license agreements with 8 entities including Ikanos Communications, Inc., Alpha Networks Inc. and Alvarion Ltd.

During its 2012 fiscal year and so far in 2013, the Company has acquired more than 190 patents and patent applications. At the date of this Annual Information Form, WiLAN owns over 3,000 patents and patent applications.

3.	Description of the Business

In mid-2006, WiLAN re-focused its business on technology innovation and licensing. At that time, the Company owned approximately twenty patents including certain patents it believed could be used in a licensing program. In launching this new form of business, a key strategy was to strengthen the patent portfolio to sustain long-term revenue opportunities and associated growth.

Over the past six years, WiLAN has grown from 1 employee to 52 employees, increased its patent portfolio from approximately 20 patents to more than 3,000 issued or pending patents, signed more than 260 licensees, and grown annual revenues from approximately US$1.9 million to approximately US$88 million in its 2012 fiscal year, representing a compound annual growth rate of nearly 90%. As a result of the increase in the breadth and depth of its patent portfolio, the Company believes that it has more than 40 separate key patent families available to license. WiLAN defines a “patent family” in this context as a patent or group of related patents that has been mapped to a particular product or to an industry standard.

The Company’s principal source of revenue is from licensing the patents in its own patent portfolio. WiLAN also generates revenue from licensing portfolios on behalf of third-party patent holders and may, from time to time, sell patents from its portfolio if the revenue from an outright sale of those patents is believed to be greater than its licensing potential. The Company plans to build upon its significant base of signed license agreements and increase its licensing opportunities by growing the patent portfolio with a combination of technology innovation through internal research and development, patent acquisitions, licensing relationships with patent holders and corporate mergers and acquisitions. A fundamental requirement of WiLAN’s business is that its patent portfolios must be large, deep, geographically broad, and have sufficient life remaining to be of real value for potential licensees.

The Company generally refers to the patents it owns as components of its “Core Programs” and characterizes them as: Wireless Access; Digital Display and Television; Cloud Computing; Medical Devices; and Semiconductors. WiLAN is continuing to evaluate all of the patents in its portfolios to determine whether any specific patents may be applicable to other technology and product areas.

Technology areas generally included in WiLAN’s Wireless Access program include, but are not limited to, 3G/4G, Wi-Fi and Bluetooth as well as other technologies generally applicable to handheld devices (e.g. text editing) or to infrastructures necessary to operate wireless networks. WiLAN has generated licensing revenue from companies that sell products described as cellular handsets, such as smart phones, and infrastructure, tablets, laptop computers and Wi-Fi routers. The Wireless Access portfolio contains more than 1,200 patents and patent application. In addition, the Company believes that it has identified a number of other potentially licensable products in markets adjacent to “pure” wireless markets.

WiLAN’s Digital Display and Television portfolio originated with the acquisition of its V-Chip technology patents in July 2007 and has been augmented with acquisitions from several other sources. This portfolio now includes more than 1,400 patents and patent applications around such technology areas as multimedia processing, display and touch screens and graphical user interfaces, all of which are potentially used in smart phones, digital televisions, “smart” televisions, tablet computers and laptop computers. Approximately 30 – 40% of the available North American digital television market has been licensed to WiLAN’s V-Chip patents and signed agreements are expected to generate revenues for an additional four years. This market is not, however, expected to grow any further over the next four years and, consequently, revenues derived from these signed agreements are also not expected to grow any further. WiLAN’s Digital Display and Television program does, however, have significant depth above and beyond just V-Chip and the Company has only just begun licensing discussions related to non-V-Chip Digital Display and Television related patents.

WiLAN’s strategy to increase revenues is partially rooted in increasing the size and breadth of its Wireless Access and Digital Display and Television patent portfolios, but another component of its growth strategy is the creation of large valuable portfolios in new areas. The Company is currently developing incremental core licensing programs in the areas of Cloud Computing, Medical Devices and Semiconductor Technologies, which programs may be developed through the acquisition of patent portfolios or through the development of one or more strategic partnerships.

WiLAN’s internal research and development efforts seek to generate new inventions in next generation communications technologies and to identify new technology opportunities. This technology innovation complements the Company’s ongoing activities to acquire appropriate technology or to partner with technology owners permitting WiLAN to grow its revenues over time with the goal of growing and strengthening its licensing offerings. The Company was originally founded as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented through the years by WiLAN’s founding team and engineering staff resulted in the commercialization of advanced broadband wireless equipment more than a decade ago. Growing on these foundations, WiLAN is actively engaged in ongoing technology research activities. The Company’s current area of research and development focus is wireless broadband, but WiLAN continues to engage in research and development in other technology areas as opportunities present themselves.

The Company has developed methodologies for its licensing programs that have yielded strong results since mid-2006, having generated cumulative revenues to the end of 2012 of approximately US$357 million. When approaching a potential licensee, WiLAN presents compelling reasons to enter into a license agreement with detailed infringement analysis along with a fair and reasonable license rate. In many circumstances, the Company also presents a potential licensee with a broad array of patents or patent families that may be applicable to the licensee’s business or products thus increasing their risk of not signing a license. Although WiLAN signed fewer significant licenses in fiscal 2012, it has continued to consistently sign licenses and has entered into eight licenses in the last twelve months. Early in fiscal 2011, the Company signed many significant license agreements with computer chip suppliers that are licensed for at least five and, in some cases, six years which has made further licensing in certain legacy areas more time consuming. In addition, WiLAN is involved in litigation with many potential licensees with respect to which several trials are currently scheduled to begin in 2013. Licensing in the Digital Display and Television program was also slow in 2012, with many potential licensees only recently recommencing detailed discussions.

WiLAN’s license agreements generally take into consideration rights to license the patents covered and releases for past infringement. Related payments may be lump-sum, fixed-price with set payments made over a specified period of time or running royalty based depending on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees. Running royalty based licensees generally provide the Company with quarterly or semi-annual royalty reports which are typically received subsequent to the period in which the underlying sales occurred.

Consideration for license agreements is generally paid in cash, although WiLAN has accepted a combination of cash and in-kind patents in the past and may do so again in the future. The Company may consider in-kind patents if the patents fit its value proposition and strategic objectives. WiLAN recognizes revenue from these arrangements as amounts become due and collection is assured.

Royalty rates and the consideration for a license may vary significantly with different licensees because there are many factors that may make different rates and other terms appropriate. These include, without limitation: the clarity of the reads of patent claims on the prospective licensee’s products; the significance of the patented invention to the performance of such products; the strength of the patents generally; the profitability of the products in question; the propensity of the prospective licensee to resist taking a license or to litigate; the number of applicable patents; the volume of products that infringe; the geographies in which infringing products are manufactured and sold; the prospective licensee’s future sales plans; and the prospective licensee’s financial position.

Although WiLAN prefers to negotiate license agreements without litigation, the Company is prepared to take all necessary steps, including investing in litigation, to ensure it receives fair compensation for the use of its patented technologies. If litigation should be initiated against a prospective licensee, WiLAN’s business approach seeks resolution of the litigation through the signing of a license agreement. Licensing discussions may be ongoing with a number of prospective licensees at any time and although the Company cannot anticipate how any litigation may affect ongoing discussions, WiLAN’s experience is that discussions will often continue through the litigation process and that some parties may be inclined to take licenses. The Company is currently involved in fifteen different litigations, with seven trials currently scheduled to begin in 2013.

Notwithstanding WiLAN’s early success in many areas, the business and legal environment for patent licensing companies has become increasingly difficult during the past several years. In this more difficult licensing environment, the Company continues to adapt and evolve to achieve success. Recent examples of such evolution include the hiring of highly qualified specialists and subject matter experts in applicable technologies, acquisitions of patents that have strengthened WiLAN’s patent portfolios and financings that have significantly strengthened the Company’s financial position. As well, the Company signed a number of significant license agreements with large industry leaders in 2011. WiLAN believes these recent accomplishments have established a strong foundation for future operations and growth.

The Company employs individuals with unique skill sets and proven abilities to conclude license agreements. This is important, because the strength of asserted patents is only part of what is needed to derive substantial revenues from them; human expertise in the relevant markets, in patent portfolio development, and in patent licensing and litigation are as crucial as strong patents.

Based on the strength of WiLAN’s portfolio, its licensing capability, human resources and fair business dealings, the Company believes that its Core Programs will become well known in the applicable industries and that companies will accept that licenses will be inevitable and will budget for them. WiLAN also believes that it is well positioned to deliver continued strong financial performance because of its strong and growing patent portfolio, professional and systematic approach to licensing, management team, track record of signing license agreements, significant base of signed agreements and solid financial position.

WiLAN expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration for a license or as compensation for past infringement. It is important that prospective licensees know that, when necessary, WiLAN has sufficient funds to conduct protracted and multiple litigations, otherwise a party may be even more reluctant to take a license. In addition to any litigation commenced by the Company, one or more parties may file actions against WiLAN seeking declaratory judgments of non-infringement and/or invalidity against its patents and/or request re-examination or reviews of certain patents before the USPTO.

As part of its longer-term strategy, the Company continues to acquire additional patents to strengthen its portfolios as such patents are identified and become available; in the past such acquisitions have often been in the wireless and telecommunications areas, but these areas will not necessarily be the focus for future patent acquisitions. The business models for acquisition may include: the acquisition of patents or licensing rights to the patents with a limited or no up-front cash payment, but sharing in any license fees generated through licensing the patents; the acquisition of patents as partial consideration for a license to WiLAN’s patent portfolio; and/or the acquisition of patents for cash or Common Shares.

During fiscal 2012 and so far in fiscal 2013, the Company acquired over 190 patents and patent applications; WiLAN is currently in discussions with a number of parties concerning the possible acquisition of patents, the value of which patents are determined on a case by case basis.

On December 31, 2012, the Company’s fiscal year-end, WiLAN had approximately US$176.9 million in cash and short-term investments on hand. The Company believes this amount represents sufficient financial resources to fund operations for the foreseeable future based on its current plans. WiLAN believes it will remain in a position to fund ongoing operations from license revenues generated for the foreseeable future, although this is not assured.

Employees

At December 31, 2012, the Company had 47 employees and, at March 7, 2013, WiLAN had 52 employees. The Company expects to continue growing staffing levels in 2013 and will manage its cost base relative to its licensing opportunities, taking into account licensing results that are achieved and its financial resources.

Risk Factors

The following list of risk factors may not be exhaustive as WiLAN operates in a rapidly changing business and new risk factors emerge from time to time. The Company may not be able to predict any such risk factors, nor can WiLAN assess the extent to which any risk factor or combination of risk factors may cause actual results to differ materially from those projected, may have a material adverse effect on its business or may cause the price of the Common Shares to decline. Any of the matters described under this “Risk Factors” heading could have a material adverse effect on the Company’s business, results of operations and financial condition, in which case, the trading price of the Common Shares could decline and a holder of Common Shares could lose all or a part of their investment. See also “Forward Looking and Other Statements”.

Risks Related to WiLAN’s Business

Certain of WiLAN’s patents may be found to be invalid, unenforceable and/or not infringed by any specific third party.

There can be no certainty as to the validity and/or enforceability of any particular WiLAN patent and, even if any such patent is valid and enforceable, whether any specific third party infringes any such patent. Furthermore, even if any specific patent is valid, enforceable and infringed by a specific third party, there can be no certainty as to whether the Company will be able to successfully license any such patent to that third party at all or on terms favourable to WiLAN, or successfully litigate against that third party.

WiLAN will be required to establish the enforceability of its patents in court to obtain material licensing revenues.

WiLAN has been and continues to be involved in a number of court actions against certain companies it considers to be infringing certain of its patents, has been forced to defend the validity of certain of its patents against challenges from certain of these companies and may be forced to do so again from time to time both in actions started by the Company or started by other parties. Challenges to WiLAN’s patents involve complex factual and legal issues that may give rise to uncertainty as to the applicability, validity, scope and enforceability of a particular patent. Litigation can be costly and time-consuming, outcomes are uncertain and involvement in intellectual property litigation could result in significant expense adversely affecting the licensing of the challenged patents and diverting management’s efforts, whether or not such litigation is ultimately resolved in the Company’s favour.

Any failure by a court to confirm the applicability, enforceability and validity of WiLAN’s patents could materially adversely affect the Company. Prolonged litigation could also delay the receipt of licensing revenues by WiLAN and deplete the Company’s financial resources. It is difficult to predict the outcome of U.S. patent litigation at the trial level, in part because juries may find complex patented technologies difficult to understand and, consequently, there may be a higher rate of successful appeals in patent enforcement litigation than in other commercial litigation. As such, there can be no assurance that any of WiLAN’s patents will be determined to be infringed by any party or will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others. Please see the discussion under the heading “Legal Proceedings” in this Annual Information Form.

In addition, the Company’s patent enforcement actions have historically been exclusively prosecuted in U.S. federal courts. These U.S. federal courts also hear criminal cases which take priority over patent enforcement actions. As a result, it is difficult to predict the length of time it may take to complete any particular U.S. enforcement action. Moreover, WiLAN’s management believes that there may be a trend in increasing numbers of U.S. civil lawsuits and criminal proceedings before U.S. federal judges and, as a result, the risk of delays in the Company’s patent enforcement actions may have a greater effect on WiLAN’s business in the future unless this trend changes.

Furthermore, appeals of patent enforcement litigation decisions are heard by the CAFC which has U.S. nationwide jurisdiction in a variety of subject areas, including international trade, government contracts, patents, trademarks, certain money claims against the U.S. government, federal personnel, veterans’ benefits and public safety officers’ benefits claims. As the CAFC has such a wide jurisdiction and it normally holds court sessions during the first week of each month, obtaining a date for a hearing may further delay the completion of a patent enforcement action.

The Company’s current legal actions, generally described under the heading “Legal Proceedings” in this Annual Information Form, are examples of disputes and litigation that impact WiLAN’s business. The Company expects to be involved in similar legal proceedings in the future, including proceedings to ensure proper and full payment of royalties by licensees under the terms of their license agreements or to otherwise protect WiLAN’s rights under those agreements.

These existing and any future legal actions may harm the Company or hinder its ability to enter into new license agreements. For example, they could cause an existing licensee to cease making payments or to challenge the validity and enforceability of WiLAN’s patents or the scope of their license agreements, and could significantly damage the Company’s relationship with any such licensee. Litigation could also severely disrupt or shut down the business operations of licensees, which in turn would significantly harm ongoing relations and cause the Company to lose royalty revenues. Litigation stemming from these or other disputes could also harm WiLAN’s relationships with other licensees or its ability to gain new licensees, who often postpone licensing decisions pending the outcome of the litigation or dispute.

Costs associated with legal proceedings are typically very high, often unpredictable and not completely within WiLAN’s control. These costs may be materially higher than expected, which could adversely affect the Company’s operating results and lead to volatility in the market price of Common Shares. Whether or not determined in WiLAN’s favour or ultimately settled, litigation diverts managerial, technical, legal and financial resources from the Company’s business operations. Furthermore, an adverse decision in any legal actions could limit the value of WiLAN’s patents or otherwise negatively impact the market price of the Common Shares or the value of the Company’s business and consolidated financial position, results of operations or cash flows.

Even if WiLAN prevails in its actions, significant contingencies will exist to their settlement and final resolution, including the scope of the liability of each party, the Company’s ability to enforce judgments against the parties, the ability and willingness of the parties to make any payments owed or agreed upon and the dismissal of the legal action by the relevant court, none of which are completely within WiLAN’s control. Parties that may be obligated to pay royalties could also decide to alter their business activities or corporate structure, which could affect the Company’s ability to collect such royalties.

WiLAN cannot predict the outcome of any of its existing actions or the myriad procedural and substantive motions in these actions. All of the foregoing could have a material adverse effect on WiLAN’s business, results of operations and financial condition. Please see the discussion under the heading “Legal Proceedings” in this Annual Information Form.

Certain of WiLAN’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents.

Re-examination requests and petitions for inter partes review have been filed against certain of WiLAN’s patents in the USPTO with respect to certain key claims at issue in one or more of its litigation proceedings. Under a re-examination or inter partes review proceeding and upon completion of the proceeding, the USPTO may leave a patent in its present form, narrow the scope of the patent, cancel some or all of the claims of the patent or permit new amended claims. Although the Company has responded to the USPTO’s actions in regard to each of these patents and has the right to appeal any adverse rulings, if any such adverse rulings are upheld on appeal and some or all of the claims of the key patents are cancelled, WiLAN’s business may be significantly harmed. In addition, defendants in the Company’s litigation proceedings may seek and may obtain orders to stay these proceedings based upon the USPTO re-examinations or inter partes review and other courts could make findings adverse to WiLAN’s interests even if the USPTO actions are not final.

If there is an adverse ruling in any re-examination or inter partes review proceeding relating to the validity or enforceability of any of the Company’s key patents, or if the USPTO limits the scope of the claims of any of WiLAN’s key patents, the Company could be prevented from enforcing or earning future revenues from such key patents, and the likelihood that companies will take new licenses and that current licensees will continue to pay under their existing licenses could be significantly reduced. WiLAN cannot predict the outcome of any of these proceedings or the myriad procedural and substantive motions in these proceedings. Furthermore, regardless of the merits of any re-examination and/or inter partes review, the continued maintenance of these administrative proceedings may result in substantial legal expenses and could divert management’s time and attention away from other business operations. Please see the discussion under the heading “Legal Proceedings” in this Annual Information Form.

The generation of future V-Chip revenues and the likelihood of WiLAN signing additional V-Chip licenses could be negatively impacted by changes in government regulation. The failure of leading digital television manufacturers to adopt or to continue to use the Company’s patented V-Chip technologies or to adopt competing technologies may harm its business.

The success of WiLAN’s V-Chip technology is substantially dependent on the establishment and maintenance by certain governments, including the U.S. federal government, of requirements mandating the adoption of rating systems compatible with the V-Chip technology and the encoding of such ratings in television signals and other broadcast mediums in the manner set out in the Company’s patented technology. The failure of such governments to establish or maintain such requirements or any decision to significantly modify them may have a material adverse effect on WiLAN’s business, financial condition, liquidity and operating results.

Furthermore, there can be no assurance that digital television receivers that currently use the Company’s patented V-Chip technology will continue to do so, nor can there be any assurance that manufacturers of digital television receivers that use WiLAN’s patented technology will be successful in their markets in order to generate expected revenues. In addition, manufacturers have and may continue to create designs around the Company’s patented V-Chip technologies that may result in those manufacturers claiming that they do not infringe WiLAN’s related patents and, consequently, refusing to enter into license agreements or pay royalties under signed agreements. If manufacturers do not adopt the Company’s patented V-Chip technologies or cease to use such technologies for any reason, this could have a material adverse effect on WiLAN’s business, results of operations and financial condition.

Licensing the Company’s patents can take an extremely long time and may be subject to variable cycles.

Licensing WiLAN’s technologies is a long and complex process and may take many years. Management spends a substantial amount of time educating potential licensees about the Company’s technologies. Because the acquisition of a license to WiLAN’s technologies often represents a substantial investment, potential licensees may take a considerable period of time to evaluate the technologies, to determine the size of their exposure to the technologies, and to obtain the necessary expenditure authorizations and financing required to license the technologies. The process of entering into a license agreement typically involves lengthy negotiations and this process may be extended if the potential licensee is using or selling the Company’s technologies as part of a larger project or system. Because many licensees do not pay up-front license fees and WiLAN does not recognize related revenue until payments have been made, there may be significant delays of weeks or months between when the Company licenses its technologies and when any related revenue can be recognized.

Potential licensees do not generally voluntarily seek to enter into licenses to WiLAN’s patents before they commence manufacturing or selling devices that use the Company’s technologies. Negotiating license agreements with reluctant prospective licensees each requires significant time, effort and expense. Additional challenges may arise from time to time with respect to significant negotiating issues. Considering all such challenges, WiLAN cannot be sure that all prospective licensees will be identified or, if they are identified, can be persuaded to enter into a license agreement either at all or on terms that are acceptable to the Company.

In addition, WiLAN may spend a significant amount of time and money negotiating with a potential licensee that ultimately does not license its technologies. Any delay in licensing the Company’s technologies could cause its operating results to vary significantly from any projected results. Also, WiLAN may not be able to accurately predict sales by its licensees since they do not always provide information about the status of possible sales and other revenue opportunities with their customers. Sales of products by licensees also depend on the timing of the roll-out of their own products and systems. The Company has no control over the timing of licensees’ roll-outs, and may not be informed of when these roll-outs will occur. WiLAN has been, in the past, and may, in the future, be required to offer favourable terms to certain licensees. In certain cases, if future licensees are granted better terms than were granted to certain earlier licensees, the Company may be required to adjust such earlier licensees’ terms downwards. To date there have been no such circumstances, but there can be no guarantee that such a situation may not occur in the future.

Because of these factors, it is especially difficult to forecast WiLAN’s revenue and operating results. The Company’s inability to accurately predict the timing and magnitude of revenues could cause a number of problems, including: (i) expending significant management efforts and incurring substantial expenses in a particular period that do not translate into signed license agreements during that period or at all; and (ii) having difficulty meeting WiLAN’s cash flow requirements and obtaining credit because of delays in receiving payment for licenses. The challenges resulting from the lengthy and variable licensing cycle could impede WiLAN’s growth, harm its valuation and restrict its ability to take advantage of new opportunities.

The Company is reliant on licensees paying royalties under existing license agreements and on the additional licensing of its patent portfolio to generate future revenues and increased cash flows.

WiLAN is currently reliant on licensing its patent portfolio to generate revenues and cash flows. Although the Company has a number of existing licensing arrangements, there is no assurance that WiLAN will continue to receive material revenues from these license agreements or that the Company will enter into additional license agreements with any other licensees. If WiLAN fails to enter into additional licensing arrangements, the Company’s business, operational results and financial condition could be materially adversely affected.

Delays in renewing or an inability to renew existing license agreements could cause revenue and cash flow to decline.

Many of WiLAN’s license agreements have fixed terms. Although the Company endeavors to renew license agreements with fixed terms prior to their expiration, many factors, including the technology and business needs and competitive positions of licensees and, at times, reluctance on the part of licensees to participate in renewal discussions, may result in WiLAN not being able to renegotiate license agreements on acceptable terms before the expiration of the original agreement, on acceptable terms after the expiration of the original agreement, or at all. If there is a delay in renegotiating and renewing a license agreement prior to its expiration, there could be a gap in time during which the Company may not be able to recognize revenue from that licensee or may be forced to renegotiate and renew the license agreement on terms that are more favorable to that licensee and, as a result, revenue and cash flow could be materially adversely affected. In addition, if WiLAN fails to renegotiate and renew license agreements at all, it could lose existing licensees and revenue and cash flow could be materially adversely affected.

Royalty rates could decrease for future license agreements.

Royalty payments under future license agreements could be lower than anticipated. Certain licensees are demanding that royalty rates be lower than historic rates. There is also increasing downward pricing pressure on many consumer electronics products, including cellular handsets, laptop and table computers and digital televisions that implement WiLAN’s patented inventions. In addition, a number of other companies also claim to hold patents that are essential with respect to products in the technology markets in which the Company holds patents. The increasing pricing pressure, as well as the number of patent holders seeking royalties on their technologies from WiLAN’s licensees and prospective licensees, could result in a decrease in the royalty rates for use of the Company’s patented inventions, which could have a material adverse effect on WiLAN’s business, results of operations and financial condition.

Reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect WiLAN.

Many of the Company’s licensees, prospective licensees and their respective customers are directly affected by economic and geopolitical conditions affecting the broader world markets. Current and future conditions in the domestic and global economies remain uncertain. A slowdown in spending by WiLAN’s licensees, prospective licensees and/or their respective customers, coupled with existing economic and geopolitical uncertainties globally and in the communications and consumer electronics markets, may create uncertainty for market demand and may affect the Company’s revenues. It is difficult to estimate the level of growth for the economy as a whole and even more difficult to estimate growth in various parts of the economy, including the markets in which WiLAN’s licensees and prospective licensees participate. Because all components of the Company’s budgeting and forecasting are dependent upon estimates of growth in the markets that WiLAN’s licensees and prospective licensees serve and demand for their respective products and services, economic uncertainties make it difficult to estimate future revenues and expenditures. Downturns in the economy or geopolitical uncertainties may cause end-users to reduce their budgets or reduce or cancel orders for products from the Company’s licensees which could have a material adverse impact on WiLAN’s business, operating results and financial condition.

Changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN.

The Company’s ability to earn licensing and other revenues is principally dependent on the strength of the rights conferred under applicable laws. Changes in patent or other applicable laws, regulations or rulings that impact the patent enforcement process or the rights of patent holders in Canada, the U.S. or elsewhere, or in the interpretation or application of those laws by the courts could materially adversely affect WiLAN’s business and financial condition. Limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increased difficulty for parties making patent assertions to obtain injunctions, increased cost to resolve patent disputes, increased means for challenging patent validity through the USPTO and other similar developments could negatively affect the Company’s ability to assert its patent rights successfully, decrease the revenue associated with asserting or licensing WiLAN’s patent rights and increase the cost of bringing patent enforcement actions. Any of these events could result in a material adverse effect to the Company’s business, results of operations and financial condition.

As an example, the recent U.S. Leahy-Smith America Invents Act codifies significant changes to U.S. patent laws including, among other things, changing from a “first to invent” to a “first inventor to file” system, limiting where a patentee may file a patent suit, requiring the apportionment of patent damages, replacing interference proceedings with derivation actions and creating a post-grant opposition process to challenge patents after they have been issued. The effects of these changes on WiLAN’s patent portfolio and business have yet to be determined because the USPTO is still implementing regulations relating to these changes and the courts are just beginning to address certain new provisions and have yet to address others. In addition, in recent years, the courts have interpreted U.S. patent laws and regulations differently and, in particular, the U.S. Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past.

Some of these changes or potential changes may not be advantageous to the Company and may make it more difficult to obtain adequate patent protection or to enforce its patents against parties using them without a license or payment of royalties. These changes or potential changes could increase the costs and uncertainties surrounding the prosecution of WiLAN’s patent applications and the enforcement or defense of its patent rights and could have a deleterious effect on the Company’s licensing programs and, consequently, its business, results of operations and financial condition.

Fluctuations in foreign exchange rates impact and may continue to impact WiLAN’s operating expenses, potentially adversely affecting financial results.

The Company’s functional currency is the U.S. dollar and WiLAN reports its financial performance in U.S. dollars. The Company’s operating results are subject to changes in the exchange rate of the U.S. dollar relative to the Canadian dollar. Any decrease in the value of the U.S. dollar relative to the Canadian dollar will have an unfavourable impact on Canadian denominated operating expenses. WiLAN may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that the Company engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

WiLAN will need to acquire or develop new patents to continue and grow its business.

All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In order to be successful in the long term, WiLAN will have to continue to acquire or develop additional patents or acquire rights to license new patents, however, there can be no assurance that the Company will be able to do so. If WiLAN fails to acquire or develop additional patents or to acquire rights to license new patents, the Company’s business, operational results and financial condition may be materially adversely affected.

The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption and fail to enhance shareholder value.

WiLAN continues to evaluate and may acquire businesses, technology and/or intellectual property, enter into joint ventures or other strategic transactions and purchase equity and debt securities in other entities, including minority equity interests and other securities in publicly-traded and privately-held companies. Such strategic investments may serve as consideration for a license in lieu of cash royalties. Most strategic investments entail a high degree of risk and will not become liquid until more than one year from the date of investment, if at all. Acquisitions or strategic investments may not generate financial returns or result in increased adoption or continued use of WiLAN’s patented technologies. In addition, other investments may not generate financial returns or may result in losses due to market volatility, the general level of interest rates and inflation expectations. The Company could make strategic investments in early-stage companies, which may require WiLAN to consolidate or record its share of the earnings or losses of those companies. The Company’s share of any such losses may adversely affect its financial results until WiLAN exits from or reduces its exposure to these investments, if ever.

Achieving the anticipated benefits of acquisitions depends in part upon the Company’s ability to integrate the acquired businesses in an efficient and effective manner. The integration of acquired companies or businesses may result in significant challenges, and WiLAN may be unable to accomplish the integration smoothly or successfully. The Company cannot provide any assurance that the integration of acquired businesses, technology and/or intellectual property with WiLAN’s business will result in the realization of the full benefits it anticipates to result from such acquisitions. The Company may not derive any commercial value from the acquired technology, products and intellectual property or from future technologies and products based on the acquired technology and/or intellectual property, and it may be subject to liabilities that are not covered by any indemnification protection WiLAN may obtain.

The Company may not be able to compete effectively against others to acquire patent assets. Any failure to compete effectively could harm WiLAN’s business and results of operations.

In the current intellectual property environment, the Company competes with numerous third parties to acquire valuable patent assets. WiLAN’s competitors in the market for patent assets include both operating companies that practice the inventions claimed in such patents and other entities that seek to accumulate patent assets, patent licensing entities such as Acacia Research, Altitude Capital Partners, Coller IP, Intellectual Ventures, Millennium Partners, Rembrandt IP Management and the Rockstar Consortium and patent-buying consortiums such as RPX Corporation and Allied Security Trust. Many of WiLAN’s current or potential patent acquisition competitors may have longer operating histories, greater name recognition and significantly greater financial resources than the Company. In addition, many of WiLAN’s patent acquisition competitors have complicated corporate structures that include a large number of subsidiaries, so it may be difficult or impossible to know who the ultimate parent entity is and how much capital the related entities have available to acquire patent assets. WiLAN also faces competition for patent assets from operating companies, including current or prospective licensees or defendants in the Company’s litigations that seek to acquire patent assets in connection with new or existing product and service offerings or for defensive tactics.

WiLAN expects to face more direct competition in the future from other established and emerging companies. Given the rapidly changing nature of the intellectual property industry, the Company has limited reliable insight into trends that may develop and affect its business and WiLAN may make errors in predicting and reacting to relevant business trends, making the Company unable to compete effectively against others.

WiLAN may not be able to maintain or improve its competitive position against its current or future competitors, and the Company’s failure to do so could seriously harm its business, results of operations and financial condition.

WiLAN has made and may make (or attempt to make) future acquisitions of technologies or businesses which could materially adversely affect the Company.

WiLAN continually evaluates opportunities to acquire additional technologies or businesses. Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, some of which may occur even if the acquisition is ultimately not consummated, any of which could materially adversely affect the Company’s business, financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect WiLAN’s earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company’s operations and products, diversion of management’s resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company’s key employees.

The Company’s acquisitions of patents and patent rights are time consuming, complex and costly, which could adversely affect its operating results.

WiLAN’s acquisitions of patents and patent rights are time consuming, complex and costly to consummate. The Company uses many different transaction structures in its acquisitions and the terms of the acquisition agreements are usually very heavily negotiated. Consequently, WiLAN often incurs significant operating expenses during acquisition negotiations even where the acquisition is ultimately not consummated. Even if the Company successfully acquires patents or patent rights, there is no guarantee that WiLAN will generate sufficient revenue related to those patents or rights to offset related acquisition costs. Although the Company conducts confirmatory due diligence on patents it proposes to acquire, WiLAN may acquire patents or patent rights that are ultimately determined not to have been owned by the seller from whom they were purchased, to be invalid, unenforceable or to not be infringed; the Company may be required to spend significant resources to defend any such patents and its interests in them and, if WiLAN is not successful, it could lose part or all of its investment in those patents.

The Company may occasionally identify patents that are available at a higher price than it is prepared to spend with its own capital resources or that may be infringed in a very small market. In these circumstances, WiLAN may structure a transaction in which it partners with third parties to acquire those patents or rights to those patents. Any such structures may be quite complex and the Company may incur significant costs to organize and negotiate such a structured acquisition that does not ultimately result in an acquisition of any patents or rights to those patents, which costs could adversely affect WiLAN’s operating results.

The Company’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

WiLAN’s revenue is difficult to forecast, is likely to fluctuate significantly and may not be indicative of its future performance from quarter to quarter. In addition, the Company’s operating results may not follow any past trends. The factors affecting WiLAN’s revenue and results, many of which are outside of its control, include:

•

competitive conditions in the Company’s industry, including strategic initiatives by WiLAN, its licensees or patent acquisition competitors, new products or services or the implementation and take-up of new standards or technologies, product or service announcements and changes in pricing policy by the Company or its licensees;

•	market acceptance of WiLAN’s patented technologies;

•	the timing of new license agreements and the Company’s ability to sign license agreements in general;

•	the discretionary nature of purchase and budget cycles of WiLAN’s licensees’ customers and changes in their budgets for, and timing of, purchases;

•

strategic decisions by the Company or its licensees or prospective licensees, such as mergers, acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•

general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe WiLAN’s patented technologies or otherwise affecting the capital investment levels of the Company’s current and prospective licensees;

•	timing of product development and new product and technology initiatives; and

•	the length and variability of the licensing cycles for WiLAN’s patented technologies.

Because the Company’s quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause WiLAN to plan or budget inaccurately, and those variations could adversely affect its financial results. Delays or reductions in the amounts of royalty payments would adversely affect the Company’s business, results of operations and financial condition.

WiLAN may require investment to translate its intellectual property position into sustainable profit in the market.

WiLAN’s future growth may depend on its ability to make the expenditures necessary to develop, market and license its patent portfolio and, if necessary, to enforce its patents. There can be no assurance that the Company will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of WiLAN’s plans for developing and licensing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Company.

There can be no assurance as to the payment of future dividends.

On June 3, 2009, WiLAN announced that the Board had declared a cash dividend of $0.0125 per Common Share payable on August 5, 2009 to holders of record of Common Shares at the close of business on June 29, 2009. Similar dividends have been declared by the Board and paid each fiscal quarter since that date with the most recent such dividend declared in the amount of $0.04 per Common Share on March 5, 2013 and payable on April 5, 2013 to holders of record of Common Shares at the close of business on March 22, 2013. Future dividend payments will be subject to an ongoing evaluation and approval by the Board on a quarterly basis. The decision as to the amount and timing of future dividends paid by WiLAN, if any, will be made by the Board in light of the Company’s financial condition, capital requirements and growth plans, as well as other factors the Board may deem relevant, and there can be no assurance as to whether any such future dividends will be declared or, if declared, as to the amount and timing of the payment of any such future dividends.

WiLAN’s ability to recruit and retain management and other qualified personnel is crucial to its ability to develop, market and license its patented technologies.

The Company depends on the services of its key technical, licensing and management personnel. The loss of any of these key persons could have a material adverse effect on WiLAN’s business, results of operations and financial condition. The Company’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, licensing and management personnel. Competition for such personnel can be intense, and WiLAN cannot provide assurance that it will be able to attract or retain highly qualified technical, licensing and management personnel in the future. Stock options comprise a significant component of the Company’s compensation of key employees, and if the market price of the Common Shares declines, it may be difficult to recruit and retain such individuals due to the related decline in value of any options to purchase Common Shares. In addition, pursuant to the rules of the TSX, WiLAN’s unallocated options require periodic approval from shareholders in order to continue to be available for grant under its Share Option Plan. TSX rules and/or the size of the Company’s option pool may limit its ability to use equity incentives as a means to recruit and retain key employees. WiLAN’s inability to attract and retain the necessary technical, licensing and management personnel may adversely affect its future growth and profitability. It may be necessary for the Company to increase the level of compensation paid to existing or new employees to a degree that its operating expenses could be materially increased. WiLAN does not currently maintain corporate life insurance policies on key employees.

Risks Related to the Ownership of Common Shares

The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations.

The Common Shares are listed on both the TSX and the NASDAQ. The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of the Common Shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire Common Shares.

The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including:

•	low trading volumes;

•	actual or anticipated fluctuations in WiLAN’s results of operations;

•	changes in estimates of the Company’s future results of operations by WiLAN or by securities analysts;

•	announcement of litigation results, technological innovations or new products or services by licensees;

•	changes affecting the industries to which the Company’s patented technologies apply; and

•	other events and factors, including but not limited to the risk factors identified in this Annual Information Form.

In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and NASDAQ may result in different prevailing trading prices between these stock exchanges.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. WiLAN may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources, which could adversely affect the Company’s business. Any adverse determination in litigation against WiLAN could also subject it to significant liabilities.

As a foreign private issuer, WiLAN is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Company’s shareholders.

WiLAN is a “foreign private issuer” under applicable U.S. federal securities laws and, consequently, is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, shareholders may not have the same information provided to shareholders of companies that are not foreign private issuers. For example, WiLAN does not file the same reports that a U.S. domestic issuer would file with the SEC, although it must file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers and directors are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, shareholders may not know on as timely a basis when WiLAN’s officers and directors purchase or sell their Common Shares and other securities, as the reporting deadlines under the corresponding Canadian insider reporting requirements may be different. In addition, as a foreign private issuer WiLAN is exempt from the proxy rules under the U.S. Exchange Act.

WiLAN may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company may lose its foreign private issuer status in the future if the majority of the Common Shares are held in the U.S. and WiLAN fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada. If WiLAN is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, WiLAN may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on management.

Prior to listing on the NASDAQ on June 1, 2011, WiLAN was not subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on the Company’s management. Including, in particular, Section 404 of the U.S. Sarbanes-Oxley Act and the SEC rules and regulations implementing Section 404, to all of which WiLAN could be subject with respect to its fiscal year ending December 31, 2013. If, when and as the Company is subject to these U.S. securities laws, WiLAN will require an annual evaluation of its internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide the Company with an attestation and an unqualified report as to the effectiveness of its internal controls, investors could lose confidence in the reliability of WiLAN’s financial statements, which could result in a decrease in the value of the Common Shares.

WiLAN is an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012. The Company cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies could make the Common Shares less attractive as an investment.

The Company meets the definition of an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 and is permitted to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act. WiLAN cannot predict whether investors could find the Common Shares less attractive as an investment because it may rely on these exemptions. If certain investors find the Common Shares less attractive an investment as a result of the Company’s reliance on these exemptions, there could be a less active trading market for Common Shares and the market price of the Common Shares could decrease or be more volatile.

An investor may be unable to bring actions or enforce judgments against WiLAN and certain of its directors and officers.

Wi-LAN Inc. is incorporated under the laws of Canada and its principal executive offices are located in Canada. A majority of the Company’s directors and officers and its independent public accounting firm reside principally outside the U.S. and all or a substantial portion of WiLAN’s assets and the assets of these persons are located outside the U.S. Consequently, it may not be possible for an investor to effect service of process within the U.S. on WiLAN or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or other laws of the U.S. against WiLAN or those persons.

WiLAN’s actual financial results may vary from its publicly disclosed forecasts.

WiLAN’s actual financial results are likely to vary from any publicly disclosed forecasts and these variations could be material and adverse. The Company may periodically provide guidance on future financial results. These forecasts and guidance reflect numerous assumptions concerning expected performance, as well as other factors that are beyond WiLAN’s control and which may not turn out to be correct. Although the Company believes that the assumptions underlying any such guidance and other forward-looking statements are reasonable when they are made, actual results could be materially different. WiLAN’s financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors. See also “Forward Looking and Other Statements”.

If the Company’s actual results vary from any announced guidance, the price of the Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, WiLAN does not undertake to update any guidance or other forward-looking information it may provide, whether as a result of new information, future events or otherwise.

If at any time WiLAN is classified as a passive foreign investment company (a “PFIC”) under U.S. tax laws, U.S. holders of Common Shares may be subject to adverse tax consequences.

A non-U.S. corporation would be classified as a PFIC, for U.S. federal income tax purposes, in any taxable year in which, after applying relevant “look-through” rules with respect to the income and assets of its subsidiaries, either at least 75% of the composition of its gross income is “passive income,” or on average at least 50% of the gross value of the composition of its assets is attributable to assets that produce passive income or are held for the production of passive income. Based on current operations and financial projections, WiLAN expects that it will not be a PFIC for U.S. federal income tax purposes for its 2012 fiscal year. An annual determination will, however, need to be made as to whether the Company is a PFIC based on the types of income it earns and the types and value of its assets from time to time, all of which are subject to change. WiLAN cannot, therefore, provide any assurance that it will not be a PFIC for its current taxable year or any future taxable year. If the Company were to be treated as a PFIC for any taxable year, certain adverse U.S. federal income tax consequences could apply to U.S. holders of Common Shares.

U.S. holders of Common Shares are urged to consult their tax advisors with respect to the U.S. federal, state and local tax consequences of the acquisition, ownership, and disposition of their Common Shares if WiLAN is a PFIC in any taxable year as may be applicable to their particular circumstances.

The acquisition of, investment in and disposition of Common Shares has tax consequences.

Prospective investors should be aware that the acquisition, holding and/or disposition of Common Shares has tax consequences both in the U.S. and Canada that are not described in this Annual Information Form. Holders of Common Shares should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of Common Shares as may be applicable to their particular circumstances.

Substantial future sales of Common Shares by existing shareholders, or the perception that such sales may occur, could cause the market price of the Common Shares to decline, even if WiLAN’s business is doing well.

If WiLAN’s existing shareholders, including its directors and executive officers, sell substantial amounts of Common Shares in the public market, or are perceived by the public market as intending to sell substantial amounts of Common Shares, the trading price of the Common Shares could decline. As at March 7, 2013, 121,546,428 Common Shares were outstanding, all of which are freely tradable, without restriction, in the public market, subject to blackout periods and applicable laws relating to insider trading, of which approximately 3,072,129 Common Shares are held by WiLAN’s directors and executive officers.

In addition, fully vested options to purchase up to approximately 2,499,763 Common Shares are held by the Company’s directors and executive officers at March 7, 2013, and additional options to purchase Common Shares continue to vest in accordance with the terms of those options. All such Common Shares would be freely tradable upon issue, without restriction, in the public market, subject to blackout periods and applicable laws relating to insider trading.

If any of these Common Shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the Common Shares could decline.

WiLAN may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to the Company.

WiLAN may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of its business or the acquisition of complementary products, technologies or businesses;

•	develop new products or services; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of each shareholder in the Common Shares and such dilution may be significant. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of its business. Furthermore, additional financing may not be available on terms favourable to WiLAN, or at all. A failure to obtain additional financing could prevent the Company from making expenditures that may be required to grow or maintain its operations.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of Wi-LAN Inc. by a non-Canadian to government review if the value of the Company’s assets as calculated pursuant to the legislation exceeds a certain threshold amount. A reviewable acquisition may not proceed unless the relevant minister of Canada’s federal government is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

WiLAN’s authorized capital permits its directors to issue preferred shares which may prevent a takeover by a third party.

The Company’s authorized share capital consists of an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding. The Board has the authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. WiLAN’s ability to issue preferred shares could make it more difficult for a third party to acquire a majority of the outstanding Common Shares, the effect of which may be to deprive the Company’s shareholders of a control premium that might otherwise be realized in connection with an acquisition.

4.	Dividends

During WiLAN’s past three fiscal years, the Board has declared the following dividends on the Common Shares:

Dividend Declaration Date	Dividend Record Date	Dividend Payment Date	Dividend per Common Share
March 2, 2010	March 15, 2010	April 6, 2010	$0.0225
May 5, 2010	June 15, 2010	July 6, 2010	$0.0125
August 9, 2010	September 15, 2010	October 6, 2010	$0.0125
November 8, 2010	December 15, 2010	January 6, 2010	$0.0125
March 1, 2011	March 15, 2011	April 6, 2011	$0.025
June 3, 2011	June 15, 2011	July 6, 2011	$0.025
August 3, 2011	September 15, 2011	October 6, 2011	$0.025
November 8, 2011	December 15, 2011	January 6, 2012	$0.025
March 6, 2012	March 23, 2012	April 5, 2012	$0.03
May 8, 2012	June 15, 2012	July 6, 2012	$0.03
August 1, 2012	September 14, 2012	October 5, 2012	$0.035
November 5, 2012	December 14, 2012	January 7, 2013	$0.035
March 5, 2013	March 22, 2013	April 5, 2013	$0.04

Each of these dividends has been designated as an “eligible dividend” for the purposes of Canadian federal and provincial income tax laws. Until otherwise noted on WiLAN’s Internet website, any subsequent dividends paid by the Company will also be “eligible dividends”.

WiLAN intends to continue to declare quarterly dividends in line with its overall financial performance and cash flow generation, but there can be no assurance as to the amount or payment of such dividends in the future. Decisions on dividend payments are made on a quarterly basis by the Board.

5.	Capital Structure

WiLAN is authorized to issue an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding. On September 8, 2011, the Company issued Debentures having an aggregate principal amount of $200,000,000 and, on September 10, 2011, the Company issued additional

Debentures having an aggregate principal amount of $30,000,000. All of the Debentures were repaid in accordance with their terms and cancelled by the Company on January 31, 2012.

On December 31, 2012, there were 121,540,562 Common Shares and no Debentures issued and outstanding. In addition, at that date there were options outstanding to purchase up to 8,185,949 Common Shares and approximately 79,792 outstanding deferred stock units. At the close of business on March 7, 2013, there were 121,546,428 Common Shares and no Debentures issued and outstanding. In addition, at that date there were options outstanding to purchase up to 9,768,383 Common Shares and approximately 80,316 outstanding deferred stock units.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the special preferred shares, the preferred shares and the Debentures.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per share. Subject to the preferences accorded to holders of preferred shares and any other shares ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time. In the event of the liquidation, dissolution or winding-up of WiLAN, or any other distribution of assets among the Company’s shareholders for the purpose of winding-up its affairs (any such event, a “Distribution”), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any of WiLAN’s other shares ranking senior to the Common Shares from time to time with respect to payment on a Distribution, are entitled to share equally, share for share, in the Company’s remaining property.

Special Preferred Shares

The holders of WiLAN’s special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of the Company’s shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of WiLAN’s shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of $3.50 per year. In the event of a Distribution, the holders of the special preferred shares are entitled to receive $50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any of the Company’s other classes of shares, but shall not be entitled to share any further in the Distribution. The Board may, at its option, redeem all or any of the special preferred shares at any time for $50.00 per share plus the amount of any declared but unpaid dividends. Each holder of special preferred shares may require WiLAN to redeem all or any of their shares at any time after April 28, 2000 for $50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

The Company’s preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board. From time to time the Board may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferential to such series on a Distribution; the extent, if any, of further participation in a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of WiLAN, or any other Distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of the Company’s other shares ranking junior to the preferred shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of WiLAN’s other shares ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Debentures

While they were outstanding prior to their repayment and cancellation on January 31, 2012, the Debentures bore interest from, and including, September 8, 2011 at the rate of 6.00% per annum, payable semi-annually in arrears on March 31 and September 30 in each year, commencing on the third business day following the Take Up (as defined below) (the “Initial Interest Payment Date”). The maturity date of the Debentures was initially January 31, 2012 but could have been extended to March 31, 2012 at WiLAN’s discretion (the “Initial Maturity Date”). If the initial take up of outstanding MOSAID Shares pursuant to the MOSAID Offer occurred on or before the MOSAID Offer terminated, resulting in WiLAN and its affiliates owning or controlling at least 66 2/3% of the MOSAID Shares (the “Take Up”), the maturity date of the Debentures would have been automatically extended from the Initial Maturity Date to September 30, 2016 (the “Final Maturity Date”). If the Take Up did not occur, the Debentures would mature on the Initial Maturity Date and WiLAN would repay in cash the aggregate principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon.

Each Debenture was to be convertible into fully-paid, non-assessable Common Shares at the option of each Debenture holder at any time after the Take Up and prior to 5:00 p.m. (Toronto time) on the earlier of the Final Maturity Date or, if called for redemption, on the business day immediately preceding the date specified by WiLAN for redemption of the Debentures, at a conversion price of $9.20 per Common Share (the “Conversion Price”), subject to adjustment in certain events. Debenture holders converting their Debentures would also have been entitled to receive accrued and unpaid interest on such Debentures for the period from and including the last interest payment date on their Debentures (or September 8, 2011 if no interest had been paid with respect to their Debentures) to but excluding the date of conversion.

From September 30, 2014, and prior to September 30, 2016, the Debentures could have been redeemed, in whole at any time, or in part from time to time, at the option of WiLAN on not more than 60 days’ and not less than 30 days’ prior written notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest up to the date fixed for redemption, provided that the volume-weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given (the “Current Market Price”) was greater than 125% of the Conversion Price. Subject to regulatory approval and other conditions, if the maturity date for the Debentures had been extended to the Final Maturity Date, WiLAN could, at its option, have elected to satisfy its obligation to pay, in whole or in part, the principal amount of any Debentures to be redeemed or which have matured by issuing and delivering that number of freely-tradeable Common Shares to the Holders obtained by dividing the principal amount of the Debentures being repaid by 95% of the Current Market Price on the date of redemption or maturity, as applicable. In addition, provided that the maturity date for the Debentures had been extended to the Final Maturity Date, and subject to regulatory approval and other conditions, WiLAN could have elected, from time to time, to satisfy its obligation to pay interest on the Debentures on the date interest was payable under the indenture governing the Debentures, by issuing and delivering freely tradeable Common Shares to the trustee under such indenture to be sold by such trustee for proceeds, which together with any cash payments to be made by WiLAN in lieu of fractional Common Shares, would be sufficient to satisfy all of WiLAN’s obligations to pay interest on the Debentures in accordance with such indenture.

As described above, the Take Up did not occur, the Initial Maturity Date remained on January 31, 2012 and all issued Debentures were repaid and cancelled by the Company on that date.

Shareholder Rights Plan

On March 1, 2011, the Board adopted a shareholder rights plan (the “Rights Plan”) which was approved by the Company’s shareholders on April 27, 2011.

The Rights Plan is designed to ensure fair treatment for all shareholders if the Company is the subject of an unsolicited take-over bid, and to provide shareholders and the Board with adequate time to evaluate any bid for WiLAN and to take steps to maximize shareholder value in the event of any unsolicited take-over bid. The Company is not aware of any contemplated takeover bid. The terms of the Rights Plan are consistent with the terms of plans recently adopted by other Canadian public companies and with guidelines for such plans as published by shareholder rights advocate groups. The rights issued to shareholders under the Rights Plan may be exercised only when a person, including any related party, acquires or announces its intention to acquire more than 20% of the outstanding Common Shares without either complying with the “permitted bid” provisions of the Rights Plan or obtaining the approval of the Board. Should such an acquisition occur, each right would, upon exercise, effectively entitle a holder, other than the person pursuing the acquisition and related parties, to purchase Common Shares at a 50% discount to the market price of the Common Shares at the time. Under the Rights Plan, a permitted bid is a bid made to all shareholders and is open for acceptance for no less than 60 days. If more than 50% of the outstanding Common Shares, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may purchase and pay for the shares but must extend the bid for a further 10 days to allow the other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The Board will also have time to consider and pursue alternatives and to make recommendations to shareholders.

6.	Market for Securities

Trading Price and Volume of Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “WIN”. The volume of trading and price range of the Common Shares for the periods indicated are set forth in the following table.

Month	Volume	High Trading Price	Low Trading Price
January 2012	13,964,600	$6.12	$5.27
February 2012	6,636,100	$5.90	$5.09
March 2012	12,172,400	$5.43	$4.85
April 2012	7,836,300	$6.02	$5.06
May 2012	8,121,200	$5.68	$4.60
June 2012	4,260,000	$5.29	$4.90
July 2012	3,292,900	$5.31	$4.77
August 2012	4,918,600	$5.32	$4.81
September 2012	5,407,900	$5.79	$5.02
October 2012	5,341,500	$5.78	$5.11

Month	Volume	High Trading Price	Low Trading Price
November 2012	6,453,700	$5.44	$4.68
December 2012	6,101,500	$5.07	$4.33

Trading Price and Volume of Debentures

The Debentures were listed and posted for trading on the TSX from September 8, 2011 to January 31, 2012 under the symbol “WIN.DB”. The volume of trading (in Canadian dollars) and price range of the Debentures for the periods indicated are set forth in the following table.

Month	Volume	High Trading Price	Low Trading Price
January 2012	$29,516,000	$100.15	$99.99

The Debentures were fully repaid and cancelled in accordance with their terms by WiLAN on January 31, 2012.

7.	Directors and Officers

Directors

The following table sets forth the name, province and country of residence of each director of WiLAN, their position with the Company and the year in which they became a director of WiLAN. The term of office for each of the directors will expire at the time of the next annual shareholders’ meeting.

Name and Place of Residence	Position Held with WiLAN	First Year as a Director
Robert Bramson (1) Pennsylvania, USA	Director	2008
Dr. Michel Tewfik Fattouche Alberta, Canada	Director	2006
John Kendall Gillberry (3) Ontario, Canada	Director	2005
William Keith Jenkins (2)(3) Alberta, Canada	Director	2005
W. Paul McCarten (1)(2) Ontario, Canada	Chairman of the Board	2010
Jim Roche (1)(2) Ontario, Canada	Director	2010
Richard J. Shorkey (3) Ontario, Canada	Director	2007
James Douglas Skippen Ontario, Canada	President, Chief Executive Officer & Chief Legal Officer	2006

Notes:

(1)	Compensation Committee member
(2)	Governance and Nominating Committee member
(3)	Audit Committee member

At each of December 31, 2012 and March 7, 2013, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over approximately 3,072,129 Common Shares, which represented approximately 2.53% of the outstanding Common Shares at each of those dates.

Except as disclosed below, each of WiLAN’s directors has been engaged for more than five years in his present principal occupation or in other capacities with the Company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided by the individuals themselves and has not been independently verified by WiLAN.

Robert Bramson: Since 1996, Partner, Bramson & Pressman, a technology licensing law firm.

Dr. Michel Tewfik Fattouche: July 1986 to present – Professor Electrical and Computer Engineering, University of Calgary. May 1995 to October 2008 – Chief Technical Officer and various other senior officer positions with Times Three Wireless Inc. (formerly “Cell-Loc Location Technologies Inc.” and its predecessor, Cell-Loc Inc.).

John Kendall Gillberry: 1996 to present – Founder and President, Bayfield Capital Group, a corporate finance advisory firm; January 2013 to present – Executive Vice-President and Chief Financial Officer of eSentire Inc.; May 2011 to June 2012 – Executive Vice-President & Chief Financial Officer of QHR Technologies Inc.; December 2009 to March 2011 – Chief Executive Officer of Utilitran Corporation; July 2005 to July 2009 – Executive Vice President and Chief Financial Officer of Coreworx Inc. (formerly, Software Innovation Inc.).

William Keith Jenkins: Partner, Fraser Milner Casgrain LLP.

W. Paul McCarten: Retired as a Partner of Borden Ladner Gervais LLP, Barristers & Solicitors on December 31, 2011.

Jim Roche: President & CEO of Stratford Managers, a company he founded in 2006. Prior to starting Stratford, Jim was President & CEO of Tundra Semiconductor Corporation, a company he co-founded in 1995.

Richard J. Shorkey: Mr. Shorkey has provided part-time and interim chief financial officer services to several technology companies since September 2002.

James Douglas Skippen: June 2006 to present – President, Chief Executive Officer & Chief Legal Officer.

Executive Officers

The following table sets forth the name, province and country of residence and position with WiLAN of each person who is an executive officer as of the date hereof.

Name and Place of Residence	Office(s) with WiLAN
James Douglas Skippen Ontario, Canada	President, Chief Executive Officer & Chief Legal Officer

Michael Shaun McEwan Ontario, Canada	Chief Financial Officer

Name and Place of Residence	Office(s) with WiLAN
Michael Vladescu Ontario, Canada	Chief Operating Officer

Andrew Parolin Ontario, Canada	Senior Vice-President, Licensing

Prashant Watchmaker Ontario, Canada	Vice-President, Corporate Legal & Corporate Secretary

Doug MacCrae Ontario, Canada	Vice-President, Finance

Daniel J. Henry New Jersey, USA	Vice-President, Business Development

Steve Adam Ontario, Canada	Vice-President, Business Development

Paul Lerner Connecticut, USA	General Manager, Gladios IP, Inc.

Ken Stanwood California, USA	President, Cygnus Broadband, Inc.

Except as disclosed below, each of the Company’s executive officers has been engaged for more than five years in his present principal occupation or in other capacities with WiLAN or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided by the individuals themselves and has not been independently verified by the Company.

James Douglas Skippen: June 2006 to present – President, Chief Executive Officer & Chief Legal Officer.

Michael Shaun McEwan: February 2008 to present – Chief Financial Officer of WiLAN.

Michael Vladescu: March 2012 to present – Chief Operating Officer of WiLAN; October 1996 to March 2012 – a series of executive positions with MOSAID, with the final position being Vice-President, Licensing and Intellectual Property.

Andrew Parolin: November, 2010 to present – Senior Vice-President, Licensing of the Company; November 2007 to November, 2010 – Vice-President, Wireless Technologies of WiLAN.

Prashant Watchmaker: October 2007 to present – Vice-President, Corporate Legal & Corporate Secretary of WiLAN.

Doug MacCrae: May 2009 to present – Vice-President, Finance of WiLAN; September 2001 to February 2009 – a series of executive positions with BreconRidge Corporation, with the final position being Chief Financial Officer.

Daniel J. Henry: August 2011 to present – Vice President, Program Development of the Company; July 2009 to July 2011, Senior Vice President ICAP Patent Brokerage; June 2005 to June 2009, Partner Altitude Capital Partners.

Steve Adam: October 2012 to present – Vice-President, Business Development of WiLAN; November 2010 to October 2012, Vice-President, Gladios; September 2007 to November 2010, Vice President, Business Development of Pachira IP Inc.

Paul Lerner: September 2011 to present – General Manager, Gladios IP, Inc.; February 2010 to September 2011 – General Counsel of General Patent Corporation; December 1999 to February 2010 – Senior Vice-President, General Counsel and Director of General Patent Corporation.

Ken Stanwood: October 2010 to present – President, Cygnus Broadband, Inc.; December 2008 to October 2010 – independent consultant; early 2006 to November 2008 – Executive Vice-President, Technology of NextWave Broadband, Inc.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, no director or executive officer of WiLAN and, to the knowledge of the Company, no shareholder holding a sufficient number of securities of WiLAN to materially affect its control is or was, in the 10 years preceding the date of this Annual Information Form, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the Company’s knowledge, Solutrea Corp. (formerly, Powerstar International Inc.) (“Solutrea”) is subject to cease trade orders made by the Alberta Securities Commission and the Ontario Securities Commission due to delays in filing certain financial statements. Mr. James Skippen was a member of the board of Solutrea from June 28 to December 31, 2007. WiLAN also understands that MedcomSoft Inc. (“MedcomSoft”) filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008. Mr. John Gillberry was a member of the board of MedcomSoft from January 2, 2008 to November 1, 2008.

No director or executive officer of the Company and, to the knowledge of the Company, no shareholder holding a sufficient number of securities of WiLAN to materially affect its control, within the 10 years preceding the date of this Annual Information Form, has become bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.	Audit Committee Information

Audit Committee Charter

The text of the Audit Committee’s Charter is attached at Appendix “A” to this Annual Information Form.

Composition

The current members of the Audit Committee are Richard Shorkey (Chairman), John Gillberry and William Jenkins, each of whom is an “independent” director and each of whom is “financially literate” as such terms are defined in Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Education and Experience

Richard Shorkey: Mr. Shorkey is a Chartered Accountant with more than 30 years of industry experience holding senior financial and general management roles in a number of public and private companies. He is a member of the Institute of Chartered Accountants of Ontario and the Canadian Institute of Chartered Accountants. Mr. Shorkey has been a member of the Board from March 22, 2007 and a member of the Audit Committee since May 10, 2007.

John Gillberry: Mr. Gillberry holds an MBA from the Ivey School of Business at the University of Western Ontario; until the acquisition of Coreworx Inc., an enterprise software development company, by Acorn Energy Inc. in July 2009, he was the Chief Financial Officer and Chief Operating Officer of Coreworx Inc. In December 2009 he was appointed Chief Executive Officer of Utilitran Corporation, a technology company engaged in data analytics and procurement software in the retail sector. Mr. Gillberry has been a member of audit committees for private and public companies and has been a financial consultant on corporate finance matters for several venture-backed businesses. Mr. Gillberry has been a member of the Board since May 2005 and has been a member of the WiLAN audit committee since fiscal 2005.

William Jenkins: Mr. Jenkins holds a B.A. in Economics and an LL.B from the University of Western Ontario and is a Partner with the law firm of Fraser Milner Casgrain LLP. Mr. Jenkins has advised corporations, investment dealers and banks on public securities offerings, equity and debt financings, mergers and acquisitions as well as other corporate finance transactions which have provided him the opportunity to review, analyze and evaluate financial reporting. Mr. Jenkins was also a member of the audit committee of the Partnership Board of Fraser Milner Casgrain LLP until November of 2009 when he was appointed the Presiding Member of that firm’s Partnership Board. Mr. Jenkins has been a member of the Board since May 2005 and a member of the Audit Committee since May 10, 2007.

Pre-approval of Non-audit Services

The following describes WiLAN’s policy relating to the engagement of the external auditors for the provision of non-audit services.

When requiring the use of accounting and taxation and other consulting services, the Company will not utilize the services of the current external auditor where the delivery of the service may create a potential or perceived conflict of interest. Consulting services which require subsequent external auditing cannot be performed by WiLAN’s auditors. For greater clarity, the following consulting services do not present a conflict of interest: advice relating to the accounting treatment of new accounting pronouncements or services ancillary to the audit; preparation of corporate tax returns; and advice on tax related matters.

Non-audit services to be provided by the external auditors must be pre-approved by the Audit Committee.

External Auditor Service Fees (1)

	Fiscal 2012	Fiscal 2011
Audit Fees (2)	$281	$451
Audit-related Fees (3)	47	43
Tax Fees (4)	22	3
All Other Fees (5)	7	6

Total Fees Billed	$357	$503

Notes:

(1)	All amounts (including in these notes) are in thousands of Canadian dollars.

(2)	“Audit Fees” consist of the aggregate fees of PricewaterhouseCoopers LLP (“PwC”), WiLAN’s auditors, for professional services rendered by them for the audit of the Company’s annual financial statements and review of the MD&A and related services that are normally provided by them in connection with statutory and regulatory filings or engagements. Fiscal 2012 fees billed by PwC for services provided by them relate to their review of WiLAN’s internal controls ($79). Fiscal 2011 fees billed by PwC for services provided by them relate to their review of WiLAN’s prospectus and other filings in connection with the January 2011 bought deal financing ($18), the NASDAQ listing in June 2011 ($167) and the MOSAID take-over bid launched in August 2011 ($158).

(3)	“Audit-related Fees” consist of the aggregate fees billed by PwC for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of WiLAN’s financial statements and are not reported as Audit Fees. Professional services provided include review and “selected procedures” of quarterly financial statements and accounting advice on certain matters.

(4)	“Tax Fees” consist of the aggregate fees billed by PwC for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and review and filing of annual income tax returns. Fiscal 2012 fees billed by PwC for services provided by them related to tax advice with respect to prior years’ tax filings. Fiscal 2011 fees billed by PwC for services provided by them related to tax advice with respect to prior years’ tax filings.

(5)	“All Other Fees” consist of fees billed by PwC for products and services other than Audit Fees, Audit Related Fees and Tax Fees.

9.	Legal Proceedings

WiLAN, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which WiLAN is involved are summarized below.

In September 2002, the Company, its former Chairman, Dr. Hatim Zaghloul, and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim in the Court of Queen’s Bench of the Province of Alberta alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. This action was dismissed as against the Company in February 2013.

On January 10, 2010, WiLAN commenced the V-Chip Case against LGE in the SDNY Court. The Company claimed that LGE had breached its contract with WiLAN and infringed the 402 patent with respect to televisions it sold in the U.S. On August 2, 2011, the Company announced that U.S. Magistrate Judge Peck had made certain non-binding recommendations to U.S. District Court Judge Kaplan in the V-Chip Case with respect to certain summary judgment motions made by LGE and WiLAN, including recommending that a determination of non-infringement by LGE be made with respect to the 402 patent, to which recommendations the Company objected in August 2011. On March 7, 2012, Judge Kaplan adopted most of the Magistrate Judge’s recommendations and ruled that LGE did not infringe the 402 patent on a claim construction issue and granted LGE’s motion for summary judgment against WiLAN. The Company appealed this decision to the CAFC and presented its oral argument to the court on December 5, 2012. On December 11, 2012, the CAFC issued its ruling affirming the lower court decision.

On October 5, 2010, WiLAN filed claims against 11 major companies including Alcatel-Lucent, Ericsson, Sony Ericsson Mobile Communications (USA) Inc., HTC and LGE in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe its U.S. patent numbers 6,088,326, 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. This action was settled as against LGE in December 2010. A trial against the remaining defendants in this action is currently scheduled for April 8, 2013.

On February 2, 2011, WiLAN filed claims against HTC in the EDTX Court (the “HTC Matter”). The Company claimed that HTC has infringed and continues to infringe the 222 patent and the 802 patent by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents which relate to Wi-Fi and CDMA. On September 17, 2012, this matter was consolidated with the 2011 Wireless Action. A claim construction hearing in these consolidated actions is currently scheduled for March 21, 2013 and a trial is currently scheduled for October 7, 2013.

In September, 2011, the Company, its subsidiary Gladios IP Inc. and one of its officers, Paul Lerner, were sued by GPC before the SDNY Court alleging, among other things, breach of contract, fraud and misappropriation of trade secrets by WiLAN with respect to its proposed acquisition of GPC. This case and a related appeal brought by GPC were settled by the Company and GPC in October, 2012.

On September 1, 2011, WiLAN filed claims against Apple, Alcatel-Lucent, Dell, Hewlett-Packard, HTC America, Inc., Kyocera International, Inc., Kyocera Communications, Inc., Novatel Wireless, Inc. and Sierra Wireless in the 2011 Wireless Action. The Company has claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various wireless communications products including modems, personal computers and mobile handheld devices that use technology derived from these patents. On September 17, 2012, this matter was consolidated with the HTC Matter. A claim construction hearing in the consolidated actions is currently scheduled for March 21, 2013 and a trial is currently scheduled for October 7, 2013.

On January 23, 2012, WiLAN filed claims against RIM before the SDFL Court. The Company has claimed that RIM has infringed and continues to infringe the 369 patent, the 088 patent and the 969 patent by making and/or selling various wireless communications products. A claim construction hearing in this action is currently scheduled for April 9, 2013 and a trial in this action is currently scheduled for February 24, 2014.

On October 1, 2012, WiLAN filed claims in the SDFL Court in separate actions against Alcatel-Lucent and against Ericsson and LME claiming infringement of U.S. patent numbers 8,229,437, 8,027,298 and 8,249,014 related to LTE technologies. A trial against Ericsson and LME is currently scheduled for July 15, 2013, a claim construction hearing with respect to Alcatel-Lucent is currently scheduled for August 1, 2013 and a trial against Alcatel-Lucent is currently scheduled for April 21, 2014.

On October 1, 2012, the Company filed an action against Hon Hai in the State Court of Florida concerning Hon Hai’s failure to report sales and revenues as required under a license agreement signed in January, 2008. Hon Hai moved to transfer this action to the SDFL Court and WiLAN has moved to have it transferred back to Florida State Court. Failing transfer back to Florida State Court, a trial in this action is currently scheduled for November 11, 2013. On October 23, 2012, Hon Hai filed an action in the SDNY Court requesting a declaration that Hon Hai does not infringe the 402 patent and that the 402 patent is invalid. The Company has filed a motion to dismiss this action.

On October 3, 2012 and October 15, 2012, WiLAN filed separate actions in the SDFL Court against each of LGE and Toshiba, respectively, claiming infringement of U.S. patent numbers 6,359,654 and 7,034,889 related to digital television and display technology. A trial against Toshiba is currently scheduled for October 7, 2013.

On December 6, 2012, the Company filed separate claims in the SDFL Court against Apple, HTC and Sierra Wireless claiming infringement of U.S. patent numbers 8,315,640 and 8,311,040 related to LTE technologies.

On December 6, 2012, WiLAN filed separate claims in the EDTX Court against each of Apple and Sierra Wireless claiming infringement of U.S. patent number 6,381,211 related to 3G HSPA handset products.

On December 12, 2012, the Company filed claims in the SDFL Court against RIM claiming infringement of U.S. patent number 6,260,168 related to Bluetooth technologies. A trial in this action is currently scheduled for November 11, 2013.

On December 24, 2009, a law firm filed a request for ex parte re-examination at the USPTO in respect of the 402 patent. WiLAN does not know the identity of the real party in interest who made this re-examination request. On April 10, 2012, the Company announced that all claims of the 402 patent had been upheld by the USPTO in this re-examination and that more than 30 additional claims had been added to the 402 patent by the USPTO as a result of this re-examination.

On November 14, 2012, Ericsson filed a request for ex parte re-examination at the USPTO with respect to WiLAN’s 326 patent. On February 7, 2013, the USPTO granted this re-examination request. The next step in this matter would typically be the issuance of an office action by the USPTO, to which WiLAN will respond in due course. WiLAN expects that this re-examination process to continue for approximately 18 to 24 months. The 326 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

On January 25, 2013, Research In Motion Corporation filed petitions for inter partes review at the USPTO with respect to each of WiLAN’s 369 patent and 088 patent. The Company expects each such inter partes review process to continue for approximately 12 to 24 months. Each such patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

10.	Interests in Material Transactions

No material transactions with the directors, senior officers, promoters or principal holders of WiLAN’s securities or any of their respective affiliates or associates have occurred in the last three completed fiscal years or the current fiscal year. All of the Company’s current executive officers were hired during the period from May 2006 through March 2013, and entered into employment agreements with WiLAN in the normal course of business.

11.	Transfer Agent and Registrar

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario.

12.	Material Contracts

WiLAN did not enter into any material contracts during its 2012 fiscal year other than in the ordinary course of its business and is not currently party to any material contracts entered into in prior fiscal years that are still in effect other than in the ordinary course of its business.

13.	Interests of Experts

The Company’s auditors are PricewaterhouseCoopers LLP (“PwC”), Chartered Accountants, 99 Bank Street, Suite 800, Ottawa, Ontario, K1P 1E4. PwC were appointed on October 25, 2006 following WiLAN’s move to Ottawa from Calgary. PwC has confirmed that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

14.	Additional Information

Additional information with respect to WiLAN, including remuneration and indebtedness of directors and officers, principal holders of the Company’s securities and options to purchase securities is contained in the information circular in respect of the annual and special meeting of shareholders to be held on April 23, 2013 that will be delivered to shareholders in advance of that meeting. Additional financial information is provided in WiLAN’s fiscal 2012 audited financial statements and management’s discussion and analysis for its 2012 fiscal year. Additional information relating to the Company may be found on the SEDAR website at www.sedar.com.

Appendix “A” – Wi-LAN Inc. - Audit Committee Mandate

Purpose

The Board of Directors (the “Board”) of Wi-LAN Inc. (“Wi-LAN”) has established the Audit Committee (the “Committee”) as a standing committee of the Board for the purposes of managing the relationship between Wi-LAN and its external auditors, overseeing the audit and financial reporting process, ensuring the adequacy and effectiveness of Wi-LAN’s internal controls and procedures for financial reporting and ensuring the adequacy and effectiveness of Wi-LAN’s risk management program. The Committee is hereby constituted with all the powers and duties conferred on it by the laws governing Wi-LAN and such powers and duties as may be conferred on it from time to time by resolution of the Board.

Member Qualifications, Appointment and Removal

The members of the Committee (the “Members”), and from among those Members, the Chairman of the Committee, are appointed annually by the Board. The Board will appoint not less than three directors as Members.

The Committee and each Member must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies exercising control over Wi-LAN as may be in effect from time to time, including those of any stock exchange upon which Wi-LAN’s shares are listed. In general, no director who is an officer or employee of Wi-LAN (or any related entity of Wi-LAN) may be a Member and each Member must be free of any relationship with Wi-LAN that could or could be reasonably expected to, in the opinion of the Board, interfere with the exercise of that director’s independent judgment as a Member.

All Members of the Committee should be “financially literate” (as that term is defined from time to time in Multilateral Instrument 52-110 (Audit Committees) or any replacement or supplementary instrument or rule or, if it is not defined, as that term is interpreted by the Board), which generally means that they must be able to read and understand fundamental financial statements including Wi-LAN’s balance sheet, income statement and cash flow statement. At least one Member must have a professional accounting certification (or equivalent) or comparable experience and background that results in that Member’s financial sophistication.

Any Member may be removed or replaced at any time by the Board as needed. A Member shall cease to be a Member upon ceasing to be a Wi-LAN director. The Board will fill vacancies on the Committee by the appointment of other qualified directors.

Duties and Responsibilities

In general, the Committee performs a number of roles including (i) assisting directors to meet their financial oversight responsibilities, (ii) providing better communication between directors and Wi-LAN’s external auditors, (iii) enhancing the independence of the external auditor, (iv) increasing the credibility and objectivity of financial reports and (v) strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. The Committee will have the specific duties and responsibilities set out below, as well as other such duties that are, in the opinion of the Board, in line with the purpose of the Committee as stated above.

Relationship with Auditors

The Committee is responsible for managing, on behalf of Wi-LAN’s shareholders, the relationship between Wi-LAN and its external auditors. In furtherance of this responsibility, as delegated by the

Board, the Committee shall:

(a)	be directly responsible for recommending the selection and determining the compensation of the external auditor;

(b)	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Wi-LAN, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(c)	establish procedures to monitor the independence of the external auditor and take necessary actions to eliminate all factors that might impair or be perceived to impair the independence of the external auditor;

(d)	annually require the external auditors to identify the relationships that may affect its independence;

(e)	establish procedures for review and approval of all audit and permitted non-audit services provided by external auditors;

(f)	pre-approve all non-audit services to be provided to Wi-LAN or its subsidiaries by the external auditor, which pre-approval may be delegated to any Member; and

(g)	provide the external auditor with the opportunity to meet with the Committee or the Board without management present at each regularly scheduled meeting of the Committee or the Board.

Audit and Financial Reporting

The Committee is responsible for overseeing the audit and financial reporting process. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	review, establish and monitor each annual audit of the external auditor with a written audit plan, including scope, fees and schedule;

(b)	review with both management and the external auditor the appropriateness and acceptability of Wi-LAN’s critical accounting policies and any proposed changes thereto;

(c)	review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with Wi-LAN’s business, all alternative treatments of financial information with GAAP that have been discussed with management, the material assumptions made by management relating to them and their effect on Wi-LAN’s financial statements;

(d)	question management and the external auditor regarding financial reporting issues discussed during the fiscal period;

(e)	review any problems experienced by the external auditors in performing audits;

(f)	review and discuss the audited annual financial statements in conjunction with the external auditor and review with management all significant variances between comparative reporting periods;

(g)	review and discuss the external auditor’s report with the external auditor and management;

(h)	review all material written communications between the external auditor and management, including post audit or management letters containing recommendations of the external auditors, management’s response and follow up with respect to the identified weaknesses;

(i)	review with management and with the external auditors, as appropriate, Wi-LAN’s financial statements, MD&A and annual and interim earnings press releases prior to their public dissemination;

(j)	satisfy itself that adequate procedures are in place for the review of Wi-LAN’s public disclosure of financial information extracted or derived from Wi-LAN’s financial statements, other than the public dissemination referred to in (i) above, and periodically assess the adequacy of those procedures;

(k)	review with management Wi-LAN’s relationship with the regulators and the quality of its filings with the regulators; and

(l)	review with the General Counsel any current or anticipated litigation or legal activity that could have a material effect on Wi-LAN’s financial position.

Internal Controls and Procedures

The Committee is responsible for overseeing the design, implementation and on-going effectiveness of a system of internal controls. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	monitor and review policies and procedures for internal accounting, financial control and management information (“Internal Controls”);

(b)	establish procedures for: (i) the receipt, retention and treatment of complaints received by Wi-LAN regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by Wi-LAN employees of concerns regarding questionable accounting or auditing matters;

(c)	monitor compliance with Wi-LAN’s Whistleblower Protection Policy on Financial Matters and coordinate and review all investigations undertaken thereunder;

(d)	consult with the external auditor regarding the adequacy of the Internal Controls and review with the external auditor its report on the Internal Controls;

(e)	address, on a regular basis, any perceived shortcomings in the Internal Controls;

(f)	review the involvement of officers and directors in any matter related to business ethics or potential conflict of interest and advise the Board on the appropriate course of action;

(g)	review and approve Wi-LAN’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;

(h)	prior to Wi-LAN entering into any Related Transaction other than any Related Transaction which has been reviewed and approved by the Compensation Committee of the Board, review the

Related Transaction and recommend its approval or rejection by the Board. For the purposes of this Mandate, a “Related Transaction” means a business transaction or contract between Wi-LAN and a party in which a Wi-LAN director or officer has a direct or indirect interest. This direct or indirect interest could exist by virtue of the following: (i) the party is the director or officer; (ii) the director or officer, or their relative or spouse, is on the board of directors or is an officer of the party entering into such a business transaction with Wi-LAN; or (iii) the director or officer, or their relative or spouse, has a financial interest in the party entering into such a business transaction with Wi-LAN;

(i)	annually, review any ongoing Related Transactions and report to the Board; and

(j)	obtain from management adequate assurances that all statutory payments and withholdings have been made.

Risk Management

The Committee is responsible for overseeing the process by which Wi-LAN assesses and manages risk. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	identify risks inherent in Wi-LAN’s business (“Risks”);

(b)	maintain policies and procedures that address the Risks on a reasonable, cost-effective basis;

(c)	in conjunction with management, review, on an annual basis, all aspects of Wi-LAN’s risk management program, including all significant policies and procedures relating to insurance coverage, foreign exchange exposures and investments (including Wi-LAN’s use of financial risk management instruments);

(d)	monitor compliance with environmental codes of conduct and legislation; and

(e)	monitor compliance with safety codes of conduct and legislation.

Other

In furtherance of its duties, the Committee shall:

(a)	meet regularly with management to discuss any areas of concern to the Committee or management;

(b)	consider whether the quality of employees involved in the audit and financial reporting process and the processes described herein meets an acceptable standard; and

(c)	annually review this Mandate and any other documents used by the Committee in fulfilling its responsibilities.

Meetings, Structure and Reporting

The Committee meets as required, but at least quarterly, typically on the day of the full Board to allow ample time for discussion. A majority of the Committee shall constitute a quorum. At all meetings of the Committee, every question shall be decided by a majority of the votes cast on the question. Attendance by the CFO at all Committee meetings is expected and attendance by the Director, Finance (when in place)

and the President & CEO is desirable. The Corporate Secretary, or his or her designee, shall attend all Committee meetings for the purposes of recording minutes. The audit partner from the external auditor will be invited to meet with the Committee at least twice a year and may request a meeting with the Committee at any time.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Chairman

The Chairman’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. More specifically, the Chairman shall:

(a)	chair meetings of the Committee;

(b)	in consultation with the Chairman of the Board, the Members, the CFO and Corporate Secretary, set the agendas for the meetings of the Committee;

(c)	in collaboration with the Chairman of the Board, the President & CEO, the CFO and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d)	assign work to Members;

(e)	approve the expense reports of the Chairman of the Board;

(f)	act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee; and

(g)	provide leadership to the Committee with respect to its functions as described in this Mandate and as otherwise may be appropriate.

Authority

The Committee shall have unrestricted direct access to Wi-LAN’s external auditors, Wi-LAN personnel and documents and shall be provided with the resources necessary to carry out its duties. The Committee may, in its sole discretion and at Wi-LAN’s expense, retain and agree to compensate independent counsel or advisors to assist with the performance of its duties. The Committee may adopt policies and procedures for carrying out its responsibilities.